3/11


05006413

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q.P. Corporation

*CURRENT ADDRESS


PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4750 FISCAL YEAR 11-30-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 3/11/05

ARIS
11-30-04

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

(CONSOLIDATION)

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004

(Translation)

January 11, 2005

BRIEF NOTE OF THE ACCOUNT (CONSOLIDATION)
FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. (03)3486-3331
Board of directors for approval of the account:	January 11, 2005
Application of U S GAAP:	Non applied

1. Business results for the fiscal year ended November 30, 2004 (From December 1, 2003 to November 30, 2004):

(1) Operating results

	Year ended November 30, 2004	Year ended November 30, 2003
Net sales	¥ 423,727 million (-3.0%)	¥ 437,032 million (0.6%)
Operating income	¥ 15,662 million (-14.2%)	¥ 18,255 million (-1.8%)
Ordinary income	¥ 15,507 million (-11.6%)	¥ 17,532 million (-4.0%)
Net income	¥ 7,006 million (-19.2%)	¥ 8,675 million (-6.8%)
Net income per share-primary	¥ 45.18	¥ 56.08
Net income per share-diluted	¥ 41.63	¥ 51.53
Return on equity	5.7%	7.4%
Ordinary income to total assets	5.8%	6.5%
Ordinary income to net sales	3.7%	4.0%
(Notes)		
1. Equity income	¥ 268 million	¥ 152 million
2. Weighted average number of shares	153,154,908 shares	153,177,875 shares

3. Changes in accounting principles in the current fiscal year: None

4. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared with the previous year.

(2) Financial conditions

	Year ended November 30, 2004	Year ended November 30, 2003
Total assets	¥ 262,122 million	¥ 269,559 million
Shareholders' equity	¥ 126,768 million	¥ 120,504 million
Equity ratio	48.4%	44.7%
Shareholders' equity per share	¥ 827.17	¥ 786.15
(Note)		
Number of outstanding shares	153,150,739 shares	153,175,696 shares

(3) Cash flows

	Year ended November 30, 2004	Year ended November 30, 2003
Net cash provided by operating activities	¥ 17,377 million	¥ 18,550 million
Net cash used in investing activities	¥ -12,806 million	¥ -13,419 million
Net cash used in financing activities	¥ -8,109 million	¥ -2,116 million
Cash and cash equivalents at end of the year	¥ 16,451 million	¥ 19,868 million

(4) Scope of consolidated companies and companies accounted for by the equity method

Number of consolidated subsidiaries	44
Number of non-consolidated subsidiaries accounted for by the equity method	0
Number of affiliated companies accounted for by the equity method	4

(5) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	1
Number of companies excluded from consolidation	1
Number of companies newly accounted for by the equity method	0
Number of companies excluded from the application of the equity method	0

2. Estimate of operating results for the fiscal year ending November 30, 2005 (From December 1, 2004 to November 30, 2005):

	Interim period	Yearly period
Net sales	¥ 223,700 million	¥ 450,000 million
Ordinary income	¥ 6,600 million	¥ 16,300 million
Net income	¥ 2,800 million	¥ 7,800 million
(Reference) Estimate of yearly net income per share		¥ 50.36

(Notes)
(1) Figures of amounts are described by discarding fractions less than one million yen.
(2) The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results, and the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Cash flow index

	November 30,2002	November 30,2003	November 30,2004
Equity ratio (%)	42.2	44.7	48.4
Equity ratio based on market price (%)	55.6	49.4	52.7
Debt service coverage (years)	2.2	2.7	2.5
Interest coverage ratio (times)	25.0	23.7	27.9

(Notes)

1. Each index is calculated based on consolidated financial figures.
2. Equity ratio = Shareholders' equity / Total assets

   Equity ratio based on market price = Market value of total stock / Total assets ※1

   Debt service coverage = Interest-bearing debt / Operating cash flow ※2, ※3

   Interest coverage ratio = Operating cash flow / Interest paid ※3

※1. Market value of total stock is calculated by multiplying the final market price by the number of outstanding shares of at the end of fiscal year (excluding treasury stock).

※2.Interest-bearing debt includes all debts whose interest is paid in the consolidated balance sheet.

※3.'Operating cash flow' and 'Interest Paid' is the figure of Net cash provided by operating activities and Interest paid reported in the consolidated statements of cash flows, respectively.



	Note	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
Revenues	6	**1,429,111**	**926,533**	**48,519**	**31,456**
Cost of sales	7	(948,122)	(421,674)	(32,129)	(14,316)
Gross profit		**480,989**	**504,859**	**16,330**	**17,140**
Distribution costs		(275,088)	(116,474)	(9,340)	(3,954)
Administrative expenses	8	(114,336)	(65,314)	(3,882)	(2,217)
Taxes, other than on profit		(5,846)	(9,384)	(198)	(319)
Other operating income/(expense)	9	(18,867)	48,930	(641)	1,661
Profit from operations		**66,852**	**362,617**	**2,269**	**12,311**
Net financing income/(expenses)	10	72,715	839	2,469	28
Profit before tax		**139,567**	**363,456**	**4,738**	**12,339**
Income tax expense	11	(30,552)	(70,796)	(1,037)	(2,403)
Net profit for the year		**109,015**	**292,660**	**3,701**	**9,936**
Basic earnings per share (RUR/USD)	21	1.09	2.39	0.04	0.10
Diluted earnings per share	21	1.07	3.09	0.04	0.10

The consolidated financial statements were approved on 20 May 2004

Chief Executive Officer — Chief Financial Officer

German Kaplun — **Dmitry Belik**

The consolidated income statement is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 59 to 80.

The USD equivalent are provided for information purposes only and do not form part of the audited consolidated financial statements — refer note 2(d)

RBC

	Note	2003 '000 RUR	2002 '000 RUR	2003 '000 USD*	2002 '000 USD*
ASSETS					
Non-current assets					
Property, plant and equipment	12	716,719	325,879	24,333	11,064
Intangible assets	13	211,935	165,325	7,195	5,613
Available for sale investments	14	20	389	1	13
		928,674	**491,593**	**31,529**	**16,690**
Current assets					
Inventories	15	22,655	59,095	769	2,006
Trade and other receivables	16	400,174	235,560	13,586	7,998
Cash and cash equivalents	17	423,550	634,215	14,380	21,532
		846,379	**928,870**	**28,735**	**31,536**
Total assets		**1,775,053**	**1,420,463**	**60,264**	**48,226**
EQUITY AND LIABILITIES					
Equity	18				
Issued capital		134	134	5	5
Share Premium		679,847	645,273	23,081	21,907
Retained earnings		472,610	363,595	16,045	12,344
		1,152,591	**1,009,002**	**39,131**	**34,256**
Non-current liabilities					
Loans and borrowings	19	163,816	132,968	5,561	4,515
Deferred tax liability	20	88,677	77,354	3,011	2,626
		252,493	**210,322**	**8,572**	**7,141**
Current liabilities					
Trade and other payables	22	369,969	201,139	12,561	6,829
		369,969	**201,139**	**12,561**	**6,829**
Total equity and liabilities		**1,775,053**	**1,420,463**	**60,264**	**48,226**

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 59 to 80.

Q.P. CORPORATION

Consolidated Balance Sheets

NOVEMBER 30, 2004 AND 2003

(Millions of yen)

ASSETS	2004	2003
CURRENT ASSETS:		
Cash and deposits	17,097	22,382
Notes and accounts receivable	65,665	75,920
Securities	27	32
Inventories	16,247	15,692
Deferred tax assets	1,967	2,297
Other	3,804	3,978
Allowance for doubtful accounts	(614)	(1,381)
Total current assets	104,195	118,922
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	106,980	106,702
Machinery, equipment and transportation equipment	110,495	108,395
Land	38,750	38,382
Construction in progress	2,266	1,350
Other	7,794	6,977
Accumulated depreciation	(147,905)	(142,035)
Total tangible fixed assets	118,381	119,773
Intangible fixed assets		
Consolidation adjustment accounts	95	127
Other	2,959	2,728
Total intangible fixed assets	3,054	2,855
Investments and other assets		
Investment in securities	20,273	17,248
Deferred tax assets	1,338	2,008
Other	14,535	8,969
Allowance for doubtful accounts	(246)	(218)
Total investment and other assets	35,901	28,008
Total fixed assets	157,337	150,636
DEFERRED ASSETS:		
Business commence costs	587	-
Bond discounts	0	0
Total deferred assets	588	0
Total assets	262,122	269,559

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	2004	2003
CURRENT LIABILITIES:		
Notes and accounts payable	37,395	43,744
Short-term loans payable	11,380	17,985
Current portion of bonds	200	1,300
Current portion of convertible bonds	18,629	-
Accounts payable-other	20,471	24,384
Accrued income taxes	2,598	2,676
Reserve for sales rebates	968	1,127
Reserve for bonuses	1,637	1,870
Deferred tax liabilities	-	1
Other	5,747	4,530
Total current liabilities	99,028	97,619
LONG-TERM LIABILITIES:		
Bonds	-	200
Convertible bonds	-	18,629
Long-term loans payable	12,577	11,795
Deferred tax liabilities	1,723	19
Reserve for retirement benefits	2,423	3,683
Reserve for directors' and corporate auditors' retirement pay	1,609	1,620
Other	1,450	1,639
Total long-term liabilities	19,784	37,587
Total liabilities	118,812	135,207
MINORITY INTERESTS	16,541	13,847
SHAREHOLDERS' EQUITY:		
Capital stock	24,104	24,104
Capital surplus	29,418	29,418
Earned surplus	75,985	70,833
Unrealized valuation gain on other securities – net	1,830	793
Cumulative foreign currency translation adjustments	(2,263)	(2,349)
Treasury stock	(2,308)	(2,295)
Total shareholders' equity	126,768	120,504
Total liabilities, minority interests and shareholders' equity	262,122	269,559

Q.P. CORPORATION

Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2004 AND 2003

(Millions of yen)

	2004	2003
NET SALES	423,727	437,032
COST OF SALES	315,628	325,878
Gross profit	108,099	111,154
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	92,437	92,898
Operating income	15,662	18,255
NON-OPERATING INCOME:		
Interest income and dividend receivable	527	512
Equity income	268	152
Other	594	456
NON-OPERATING EXPENSES:		
Interest expense	620	755
Other	924	1,089
Ordinary income	15,507	17,532
EXTRAORDINARY GAINS:		
Gain on sales of fixed assets	95	73
Gain on return of the entrusted government's portion of the welfare pension	610	-
Other	229	959
EXTRAORDINARY LOSSES:		
Loss on sales and disposal of fixed assets	441	373
Write-down of investment in securities	13	96
Other	1,102	895
Net income before income taxes and minority interests	14,883	17,199
Income taxes	5,175	5,735
Income taxes deferred	1,650	1,774
Minority interests	1,050	1,014
Net income	7,006	8,675

Q.P. CORPORATION

Consolidated Statements of Shareholders' Equity

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004 AND 2003

(Millions of yen)

	2004	2003
CAPITAL SURPLUS		
CAPITAL SURPLUS AT BEGINNING OF THE YEAR	29,418	29,418
CAPITAL SURPLUS AT END OF THE YEAR	29,418	29,418
EARNED SURPLUS		
EARNED SURPLUS AT BEGINNING OF THE YEAR	70,833	64,088
INCREASE OF EARNED SURPLUS		
Net income	7,006	8,675
Gain resulting from merger of subsidiaries of each other	85	35
Increase of earned surplus	7,092	8,710
DECREASE OF EARNED SURPLUS		
Cash dividends	1,838	1,838
Directors' and corporate auditors' bonuses	100	125
Other	-	1
Decrease of earned surplus	1,939	1,966
EARNED SURPLUS AT END OF THE YEAR	75,985	70,833

Consolidated Statements of Cash Flows

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2004 AND 2003

(Millions of yen)

	2004	2003
Ⅰ. CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income before income taxes and minority interests	14,883	17,199
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by (used in) operating activities:		
Depreciation and amortization	12,614	13,053
Amortization of consolidation adjustment accounts	32	35
Equity income	(268)	(152)
Write-down of investment in securities	13	96
Write-down of golf course memberships	4	29
Decrease in reserve for retirement benefits	(4,242)	(2,224)
Decrease in reserve for directors' and corporate auditors' retirement pay	(11)	(1,082)
Decrease in reserve for sales rebates	(158)	(636)
Decrease in reserve for bonuses	(228)	(255)
Increase in allowance for doubtful accounts	42	269
Interest income and dividend receivable	(527)	(512)
Interest expense	620	755
Loss (Gain) on sales of investment in securities	3	(187)
Loss on sales and disposal of fixed assets	346	300
Decrease (increase) in notes and accounts receivable	5,758	(1,542)
Decrease (increase) in inventories	(769)	2,764
Decrease in notes and accounts payable	(1,782)	(3,016)
Decrease in accounts payable - other	(3,308)	-
Increase (decrease) in accrued consumption taxes	(771)	608
Directors' and corporate auditors' bonuses paid	(100)	(125)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(34)	(54)
Other	107	(478)
Sub total	22,223	24,845
Interest income and dividends received	1,032	313
Interest paid	(622)	(781)
Income taxes paid	(5,255)	(5,826)
Net cash provided by operating activities	17,377	18,550
Ⅱ. CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of securities	(27)	(27)
Sales of securities	42	27
Purchases of tangible fixed assets	(12,601)	(12,820)
Purchases of intangible fixed assets	(1,082)	(1,056)
Purchases of investment in securities	(2,157)	(1,221)
Sales of investment in securities	1,827	758
Loans receivable made	(799)	(941)
Collection of loans receivable	1,139	756
Disbursements for deposit to bank	(3,036)	(572)
Withdrawal of time deposits	2,690	886
Other	1,200	791
Net cash used in investing activities	(12,806)	(13,419)

	2004	2003
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowing on short-term loans	62,063	84,647
Repayment of short-term loans	(66,678)	(83,574)
Borrowing on long-term loans	4,663	4,137
Repayment of long-term loans	(5,868)	(5,382)
Redemption of bonds	(1,300)	-
Paid in from minority shareholders for increase of common stock of consolidated subsidiary	971	50
Cash dividends paid	(1,838)	(1,838)
Cash dividends paid to minority shareholders	(114)	(133)
Repurchase of treasury stock	(7)	(22)
Net cash used in financing activities	(8,109)	(2,116)
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(6)	(114)
Ⅴ. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,545)	2,900
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	19,868	16,950
Ⅶ. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM MERGER OF CONSOLIDATED SUBSIDIARY	128	17
Ⅷ. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	16,451	19,868

1. BASIS OF PREPARATIONS FOR CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

The Company newly established Kitakami Delica Co., Ltd. as a consolidated subsidiary and sold shares of Nishifu Meat Co., Ltd.. Thereby, consolidated subsidiaries comprise forty-four companies in the current fiscal year.

The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries comprise fifteen companies.

The significant non-consolidated subsidiaries are Kyuso Management Corporation and Osaka San-Ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.

(2) APPLICATION OF EQUITY METHOD

The equity method is applied to the investments in four affiliated companies. The significant companies are Aohata Corporation and Summit Oil Mill Co., Ltd.. The investments in fifteen non-consolidated subsidiaries including Kyuso Management Corporation and in nine affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method, are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.

(3) CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The closing date of the Company and K.R.S. Corporation is November 30, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31, and the others is September 30. The subsidiaries with the closing date of December 31 are consolidated based on their temporary financial statements at November 30. The subsidiaries with the closing date of September 30 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from October 1 to November 30 are reflected in the consolidated financial statements.

(4) SIGNIFICANT ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method.
   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.
Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.
Some joint products are stated at retail periodic average cost.

b. Depreciation

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.
Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.
The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.
The same basis with the Corporation Tax Law is adopted for useful life.
Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on the proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

As to the effects of the amendments on the application of the new accounting standards for retirement benefits, the consolidated subsidiary K.R.S. Corporation, which is registered on First Section of Tokyo Stock Exchange and Y.M. Kyuso Corporation amortize equally over five years and account for it as an extraordinary loss.

Prior service liabilities are amortized by the straight-line method over twelve years (except for from ten to thirteen years of K.R.S. Corporation) based on the average remaining employees' service years and their amortizations start in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years (except for from ten to thirteen years of K.R.S. Corporation) based on the average remaining employees' service years, and their amortizations start in the next year of the respective accrual years.

Retirement benefits systems of the Company and subsidiaries consist of a defined benefit corporate pension plan (Fund-type and Contract-type) and a retirement lump-sum grants system.

(Additional information)

For the purpose of return of a role as an agent regarding the operations of welfare pension fund in accordance with the Defined Benefit Corporation Pension Law promulgated on June 15, 2001, the Company and some subsidiaries obtained the permission of return of the assets and of exemption of the related payment obligation from the Minister of Health, Labour and Welfare on September 14, 2004, and paid the returning amount, which is equal to ¥ 13,623 million of the minimum actuarial liability, on October 7, 2004.

As a result, the difference between the actual amount paid and the reported amount in the prior fiscal year is ¥ 610 million whose amount has an effect on the consolidated financial statements as an extraordinary gain.

Reserve for directors' and corporate auditors' retirement pay

The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current fiscal year according to each company's bylaw.

d. Deferred assets

Bond discounts and business commence costs are deferred and amortized by the straight-line method. The amortization period of bond discounts is seven years, and that of business commence costs is five years, maximum amortization period regulated by the Commercial Code Enforcement Regulation.

e. Accounting for significant lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Significant hedge accounting

1. Deferral hedge is adopted in the method of hedge accounting.

   Designation transactions are applied to debts and credits in foreign currency which conform to the requirement of hedge accounting.

2. Hedge instruments are forward exchange contracts.
3. Hedge items are purchase transactions in foreign currencies.
4. The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.
5. Assessment of the effectiveness of hedge accounting

   Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

g. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

(5) VALUATION OF ASSETS AND LIABILITIES OF CONSOLIDATED SUBSIDIARIES

The Company adopts the full fair value method, which all their assets and liabilities including those of minority interests are valued at fair value when the Company acquired the control as subsidiaries.

(6) CONSOLIDATION ADJUSTMENT ACCOUNTS

Consolidation adjustment accounts are amortized by the straight-line method over five years and small amounts are charged to expense.

(7) STATEMENTS OF RETAINED EARNINGS

Retained earnings are based on the appropriation approved by the shareholders' meeting held during the current accounting period.

(8) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

2. NOTES TO CONSOLIDATED BALANCE SHEETS

	Millions of yen	
	November 30, 2004	November 30, 2003
(1) Contingent liabilities (guarantees)	1,072	1,276
(2) Treasury stock	2,313,776 shares	2,288,818 shares
(Including treasury stock for stock option granted)	(1,111,000 shares)	(1,118,000 shares)
(3) Pledged assets and secured debts		
Pledged assets		
Time deposits	150	150
Accounts receivable and inventories	-	340
Tangible fixed assets	12,757	14,540
Total	12,907	15,031
Secured debts		
Accounts payable and accounts payable-other	34	34
Short-term loans payable	2,541	2,989
Long-term loans payable	3,837	5,711
Bonds	200	300
Total	6,612	9,035
(4) Investment in securities and Sundry investments of non-consolidated subsidiaries and affiliated companies		
Investment in securities	3,066	3,589
Sundry investments	85	50

3. NOTES TO CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen	
	November 30, 2004	November 30, 2003
Research and development costs	2,755	2,753

Research and development cost is all included in general and administrative expense.

4. NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	Millions of yen	
	November 30, 2004	November 30, 2003
Cash and deposits	17,097	22,382
(Deduction)		
Time deposits with maturity over three months	(646)	(2,513)
Cash and cash equivalents	16,451	19,868

5. LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees.

Year ended November 30, 2004

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transpotation equipment	13,448	5,743	7,704
Tangible fixed assets – Other	8,851	4,279	4,572
Computer software	199	128	70
Total	22,498	10,151	12,347

b. Future lease payments

Due within one year	¥ 4,003	million
Due over one year	¥ 8,923	million
Total	¥ 12,926	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	¥ 4,175	million
Depreciation expense	¥ 3,916	million
Estimated interest expense	¥ 255	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by a lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

6. SECURITIES

Current consolidation fiscal year (as of November 30, 2004)

Securities

1.Held-to-maturity bonds with fair value

(Millions of yen)

	Description	Book value	Fair value	Unrealized gain (loss)
Bonds whose fair value exceeds their book value	(1)Stocks	-	-	-
	(2)Bonds	-	-	-
	(3)Other	-	-	-
	Sub-total	-	-	-
Bonds whose book value exceeds their fair value	(1)Stocks	-	-	-
	(2)Bonds	-	-	-
	(3)Other	2,000	1,904	(95)
	Sub-total	2,000	1,904	(95)
Total		2,000	1,904	(95)

2.Other securities with fair value

(Millions of yen)

	Description	Acquisition cost	Book value	Unrealized gain (loss)
Securities whose book value exceeds their aquisition cost	(1)Stocks	4,178	7,581	3,403
	(2)Bonds			
	(a)Other	388	397	8
	(3)Other	12	16	4
	Sub-total	4,579	7,995	3,416
Securities whose aquisition cost exceeds their book value	(1)Stocks	4,404	4,086	(317)
	(2)Bonds			
	(a)Other	-	-	-
	(3)Other	30	28	(2)
	Sub-total	4,434	4,115	(319)
Total		9,014	12,110	3,096

(Note) The Company wrote down by ¥13 million against securities with a remarkable decline in the value of investment.

Year ended November 30, 2003

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transpotation equipment	11,743	5,709	6,033
Tangible fixed assets – Other	8,237	4,872	3,365
Computer software	211	139	72
Total	20,192	10,720	9,472

b. Future lease payments

Due within one year	¥ 3,458	million
Due over one year	¥ 6,185	million
Total	¥ 9,644	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	¥ 3,995	million
Depreciation expense	¥ 3,716	million
Estimated interest expense	¥ 275	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by a lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(2) Operating lease transactions

Year ended November 30, 2004

Future lease payments

Due within one year	¥ 101	million
Due over one year	¥ 315	million
Total	¥ 417	million

Year ended November 30, 2003

Future lease payments

Due within one year	¥ 212	million
Due over one year	¥ 458	million
Total	¥ 671	million

3.Sales of other securities in the current fiscal year

(Millions of yen)

Aggregate sales amount	Gain	Loss
952	156	0

4.Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1)Held-to-maturity bonds Domestic bonds of private placement	27	
(2)Other securities Unlisted stocks (except for over-the-counter securities)	3,095	

5.Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
1.Bonds				
(1)Other	27	-	-	2,000
Total	27	-	-	2,000

Previous consolidation fiscal year (as of November 30, 2003)

Securities

1.Other securities with fair value

(Millions of yen)

	Description	Acquisition cost	Book value	Unrealized gain (loss)
Securities whose book value exceeds their aquisition cost	(1)Stocks	4,081	6,347	2,265
	(2)Bonds			
	(a)Other	-	-	-
	(3)Other	11	13	1
	Sub-total	4,093	6,360	2,267
Securities whose aquisition cost exceeds their book value	(1)Stocks	5,047	4,148	(898)
	(2)Bonds			
	(a)Other	-	-	-
	(3)Other	31	28	(3)
	Sub-total	5,078	4,177	(901)
Total		9,171	10,537	1,366

(Note) The Company wrote down by ¥96 million against securities with a remarkable decline in the value of investment.

2. Sales of other securities in the current fiscal year

(Millions of yen)

Aggregate sales amount	Gain	Loss
776	192	4

3. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1)Held-to-maturity bonds		
Domestic bonds of private placement	40	
(2)Other securities		
Unlisted stocks (except for over-the-counter securities)	3,093	
Other	19	

4. Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
1.Bonds				
(1)Debentures	5	10	-	-
(2)Other	27	-	-	-
Total	32	10	-	-

7. DERIVATIVE FINANCIAL TRANSACTIONS

1. Forward exchange contracts, option contracts and currency swap agreements

(Millions of yen)

Classification	Description	November 30, 2004			November 30, 2003		
		Contract amount	Fair Value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)
Non-market transactions	Forward exchange contracts Purchase USD	-	-	-	2,400	2,424	24
	Option contracts Sell Put USD	-	-	-	3,980	(208)	(208)
	Purchase Call USD	-	-	-	1,326	67	67
	Currency swap agreements Purchase USD	-	-	-	5,853	3	3
Total		-	-	-	13,561	2,286	(113)

(Notes)
1. Basis of fair value
   (1) Fair value of forward exchange contracts is based on the future rate quoted by Financial Institutions.
   (2) Fair value of option contracts is based on the price quoted by Financial Institutions.
   (3) Fair value of currency swaps is based on the price quoted by Financial Institutions.
2. Derivative financial transactions, for which hedge accounting is applied, are excluded from the above table.

2. Interest rate swap agreements

(Millions of yen)

Classification	Description	November 30, 2004			November 30, 2003		
		Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)
Non-market transactions	Interest rate swap Floating rate receipt, fixed rate payment	100	(1)	(1)	1,400	(20)	(20)
Total		100	(1)	(1)	1,400	(20)	(20)

(Notes)
1. Fair value is based on the price quoted by Financial Institutions.
2. Derivative financial transactions, for which the hedge accounting is applied, are excluded from the above table.

8. Retirement Benefits

1. Retirement benefit obligations

(Millions of yen)

	Current fiscal year (As of November 30, 2004)	Previous fiscal year (As of November 30, 2003)
(1) Retirement benefit obligations	(56,893)	(58,823)
(2) Pension fund assets	51,171	45,085
(3) Unrecognized retirement benefit obligations	(5,722)	(13,737)
(4) Unrecognized effects of the amendments on the application of the new accounting standards for retirement benefits	382	764
(5) Unrecognized actuarial losses	16,565	18,067
(6) Unrecognized prior service liabilities	(10,024)	(8,777)
(7) Gain on the return of the entrusted government's portion of the welfare pension	(610)	-
(8) Net retirement benefit obligation recognized in the consolidated balance sheet	590	(3,683)
(9) Reserve for retirement benefits	(2,423)	(3,683)
(10) Prepaid pension cost	3,014	-

2. Retirement benefit costs

(Millions of yen)

	Current fiscal year (From December 1, 2003 to November 30, 2004)	Previous fiscal year (From December 1, 2002 to November 30, 2003)
(1) Service costs (Note)	2,137	2,667
(2) Interest costs	1,181	1,270
(3) Expected return on pension fund assets	(1,484)	(1,518)
(4) Recognition of prior service liabilities	(919)	(801)
(5) Amortization of actuarial losses	1,655	1,963
(6) Amortization of effects of the amendments on the application of the new accounting standards for retirement benefits	382	382
Retirement benefit costs	2,952	3,963

(Note) The costs which the companies to which employees are on loan, and employees themselves should bear, are excluded from service costs.

3. Calculation basis of retirement benefit obligations

	Current fiscal year (As of November 30, 2004)	Previous fiscal year (As of November 30, 2003)
(1) Discount rate	2.3%	2.3%
(2) Expected return rate on pension fund assets	4.0%	4.0%
(3) Recognition method of the projected retirement benefit obligations	Straight-line method	Straight-line method
(4) Recognition term of prior service liabilities	Twelve years except for K.R.S. Corporation (from ten to thirteen years)	Twelve years except for K.R.S. Corporation (from ten to thirteen years)
(5) Amortization term of actuarial gains or losses	Twelve years except for K.R.S. Corporation (from ten to thirteen years) Actuarial gains or losses are amortized by the straight-line method over a certain period within an average remaining service period of employees from the next year of the respective accrual years.	Twelve years except for K.R.S. Corporation (from ten to thirteen years) Actuarial gains or losses are amortized by the straight-line method over a certain period within an average remaining service period of employees from the next year of the respective accrual years.
(6) Amortization term of effects of the amendments on the application of the new accounting standards for retirement benefits	- (The effects of K.R.S. Corporation and Y.M. Kyuso Corporation are amortized by the straight-line method over five years.)	- (The effects of K.R.S. Corporation and Y.M. Kyuso Corporation are amortized by the straight-line method over five years.)

9.TAX-EFFECT ACCOUNTING

(Millions of yen)

	Current fiscal year (As of November 30, 2004)	Previous fiscal year (As of November 30, 2003)
1. The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Unrealized gains	1,265	1,275
Reserve for sales rebates	425	474
Reserve for bonuses	948	838
Accrued enterprise taxes	219	238
Reserve for directors' and corporate auditors' retirement pay	664	671
Reserve for retirement benefits	1,237	1,668
Trust to cover retirement benefit obligations	1,442	1,442
Allowance for doubtful accounts	116	440
Write-down of golf course memberships	363	368
Other	315	413
Sub-total deferred tax assets	6,997	7,831
Valuation reserve	(115)	(203)
Total deferred tax assets	6,881	7,627
Deferred tax liabilities		
Prepaid pension costs	(1,560)	(344)
Valuation difference of fixed assets	(965)	(965)
Reserve for deduction entry of property by purchase	(1,576)	(1,570)
Unrealized gain on other securities	(1,141)	(394)
Other	(53)	(67)
Total deferred tax liabilities	(5,299)	(3,341)
Net deferred tax assets	1,582	4,285
Net deferred tax assets included in the consolidated balance sheets are as follows:		
Current assets-Deferred tax assets	1,967	2,297
Fixed assets-Deferred tax assets	1,338	2,008
Current liabilities -Deferred tax liabilities	-	(1)
Long-term liabilities -Deferred tax liabilities	(1,723)	(19)
2. The principal details of the material differences between the statutory effective tax rate and the actual burden tax rate after application of tax-effect accounting		
The statutory effective tax rate	42.0%	42.0%
(Adjustments)		
Loss carry forward of consolidated subsidiaries not to have recognized tax-effect	1.6%	(0.1%)
Permanent exclusion from expenses	1.3%	1.1%
Tax free income	(0.5%)	(0.2%)
Capita levy on inhabitant tax	1.2%	1.0%
Reduction adjustment on deferred tax assets resulting from change in the statutory effective tax rate	-	0.5%
Other	0.3%	(0.6%)
Actual burden tax rate after application of tax effect accounting	45.9%	43.7%

10. SEGMENT INFORMATION

(1) Segment information of business lines

Current fiscal year (From December 1, 2003 to November 30, 2004)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1.Sales and operating income					
Sales					
(1) Sales to customers	340,713	83,014	423,727	-	423,727
(2) Internal sales or transfers to/from segments	15	23,915	23,930	(23,930)	-
Total	340,728	106,929	447,658	(23,930)	423,727
Operating expenses	324,034	102,529	426,564	(18,498)	408,065
Operating income	16,694	4,399	21,094	(5,431)	15,662
2.Allocated assets, depreciation expense and capital expenditure					
Assets	178,352	61,606	239,958	22,163	262,122
Depreciation expense	10,316	2,212	12,528	86	12,614
Capital expenditure	11,121	2,611	13,733	44	13,778

Previous fiscal year (From December 1, 2002 to November 30, 2003)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1.Sales and operating income					
Sales					
(1) Sales to customers	357,030	80,002	437,032	-	437,032
(2) Internal sales or transfers to/from segments	8	24,233	24,242	(24,242)	-
Total	357,039	104,235	461,275	(24,242)	437,032
Operating expenses	337,372	100,001	437,374	(18,597)	418,776
Operating income	19,666	4,233	23,900	(5,644)	18,255
2.Allocated assets, depreciation expense and capital expenditure					
Assets	179,454	66,589	246,043	23,515	269,559
Depreciation expense	10,663	2,303	12,966	86	13,053
Capital expenditure	11,675	1,766	13,441	63	13,504

(Notes) a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses unable to allocate to segments, mainly belong to the general control division in the head office of the Company.
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 5,673 million and ¥ 5,839 million for the fiscal years ended November 30, 2004 and 2003, respectively.

d. Assets unable to allocate to segments, are mainly spare working fund and investment capital (cash, deposits, securities and investment in securities) and belong to the general control division in the head office of the Company.
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 30,957 million and ¥ 33,136 million for the fiscal years ended November 30, 2004 and 2003, respectively.

e. Long-term prepaid expenses are included in capital expenditure, and their depreciation in depreciation expense.

(2) Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales and assets in the fiscal years ended November 30, 2004 and 2003, exceed 90% to the total amount of all segment sales and all segment assets, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the fiscal years ended November 30, 2004 and 2003, are less than 10% of consolidated sales, respectively.

11. RELATED PARTIES' TRANSACTIONS

Current fiscal year (From December 1, 2003 to November 30, 2004)

Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting right	Relationship		Transaction		Amount	Account	Ending of year
						Number of interlocking directors and corporate auditors	On business					
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku,Tokyo	119	Sales of processed foodstuffs	Direct 17.2% Indirect 3.1%	3 persons	Purchase of products	Operating	Purchase of products	40,178	Accounts payable-trade	6,662
								Non-operating	Consignment of caluculation office work	2,113	Accounts payable-other	290

Transaction's term and policy
Purchase prices of products and charges of consignment of caluculation office work are determined in accordance with the general transaction's term in consideration of the market prices.

(Note) Amounts in Ending of year include consumption taxes and those of Transactions exclude them.

DESCRIPTION OF PRODUCTION, PRODUCTION BUSINESS UNDER CONTRACT RECEIVED AND SALES

1. Production results

(Millions of yen)

Business segment	Year ended November 30, 2004	
		Percentage to the previous fiscal year
Foodstuffs	201,350	100.9 %
Total	201,350	100.9 %

(Note) Production activity is not conducted in Distribution business.

2. Purchasing results

(Millions of yen)

Business segment	Year ended November 30, 2004	
		Percentage to the previous fiscal year
Foodstuffs	53,408	88.0 %
Distribution	5,813	90.9 %
Total	59,222	88.3 %

3. Production business under contract received

The Company and subsidiaries do not conduct production business under contract received.

4. Sales results

(Millions of yen)

Business segment	Line of Products	Year ended November 30, 2004	Year ended November 30, 2003
Foodstuffs	Mayonnaise and dressings	111,558	111,434
	Fruit applications and cooked foods	50,675	51,619
	Egg products	76,214	82,248
	Healthcare products	14,291	14,471
	Vegetables and salads	87,974	97,256
	Sub-total	340,713	357,030
Distribution	Storage and transportation	83,014	80,002
Total		423,727	437,032

Q.P. CORPORATION

BRIEFING OF THE ACCOUNT

(NON-CONSOLIDATION)

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004

(Translation)

January 11, 2005

BRIEFING OF THE ACCOUNT (NON-CONSOLIDATION) FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. (03)3486-3331
Board of directors for approval of the account:	January 11, 2005
Ordinary general meeting of shareholders:	February 22, 2005

The Company makes interim dividends.

The unit of shares for one vote is 100 shares.

1. Business results for the fiscal year ended November 30, 2004 (From December 1, 2003 to November 30, 2004):

(1) Operating results

	Year ended November 30, 2004	Year ended November 30, 2003
Net sales	¥230,110 million (-14.4%)	¥268,958 million (-0.8 %)
Operating income	¥7,273 million (-31.5%)	¥10,617 million (1.5%)
Ordinary income	¥7,663 million (-31.9%)	¥11,248 million (6.3%)
Net income	¥4,529 million (-33.4%)	¥6,805 million (12.9%)
Net income per share-primary	¥29.27	¥44.08
Net income per share-diluted	¥27.21	¥40.64
Return on equity	4.0%	6.3%
Ordinary income to total assets	4.0%	6.0%
Ordinary income to net sales	3.3%	4.2%

(Notes)

1. Weighted average number of shares: 153,204,360 shares (2004); 153,210,860 shares (2003)

2. Changes in accounting principles in the current fiscal year: None

3. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared with the previous year.

(2) Dividend policy

	Year ended November 30, 2004	Year ended November 30, 2003
Dividends per share	¥ 13.00※	¥ 12.00
Interim	¥6.00	¥6.00
Year-ended	¥7.00※	¥6.00
Total amount of yearly dividends	¥1,991 million	¥1,838 million
Dividend pay-out ratio	44.4%	27.2%
Dividend to shareholders' equity	1.7%	1.7%

※including commemorative dividend per share ¥1.00

(3) Financial conditions

	Year ended November 30, 2004	Year ended November 30, 2003
Total assets	¥ 188,772 million	¥ 190,335 million
Shareholders' equity	¥ 115,012 million	¥ 111,395 million
Equity ratio	60.9%	58.5%
Shareholders' equity per share	¥ 750.44	¥ 726.74
(Notes)		
1. Number of outstanding shares	153,200,172 shares	153,208,682 shares
2. Number of treasury stock	2,264,343 shares	2,255,833 shares

2. Estimate of operating results for the fiscal year ending November 30, 2005 (From December 1, 2004 to November 30, 2005):

	Interim period	Yearly period
Net sales	¥ 118,000 million	¥ 234,800 million
Ordinary income	¥ 4,000 million	¥ 7,700 million
Net income	¥ 2,200 million	¥ 4,200 million
Dividends per share		
Interim	¥ 6.50	-
Yearly	-	¥ 6.50
(Reference) Estimate of yearly net income per share		¥ 27.12

(Notes)
(1)Figures of amounts are described by discarding fractions less than one million yen.
(2)The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results, and the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P. CORPORATION

Non-Consolidated Balance Sheets

NOVEMBER 30, 2004 AND 2003

(Millions of yen)

ASSETS	2004	2003
CURRENT ASSETS:		
Cash and deposits	10,832	16,460
Notes	663	1,097
Accounts receivable	35,395	43,505
Inventories	8,135	8,892
Short-term loans receivable	25,568	17,700
Deferred tax assets	660	901
Other	3,386	3,236
Allowance for doubtful accounts	(212)	(238)
Total current assets	84,430	91,555
FIXED ASSETS:		
Tangible fixed assets		
Buildings	24,630	24,991
Machinery and equipment	16,881	16,823
Land	15,822	15,822
Construction in progress	1,314	1,032
Other	2,600	2,640
Total tangible fixed assets	61,249	61,311
Intangible fixed assets	1,533	1,499
Investments and other assets		
Investment in securities	14,379	11,097
Stocks of subsidiaries and affiliated companies	19,258	19,636
Prepaid pension costs	3,834	956
Other	4,701	4,685
Allowance for doubtful accounts	(613)	(405)
Total investment and other assets	41,559	35,970
Total fixed assets	104,342	98,780
Total assets	188,772	190,335

LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003
CURRENT LIABILITIES:		
Accounts payable	22,206	26,937
Short-term loans payable	4,905	6,428
Current portion of convertible bonds	18,629	-
Accounts payable-other	8,075	10,313
Accrued income taxes	474	1,554
Reserve for sales rebates	968	1,127
Reserve for bonuses	245	298
Other	3,942	4,030
Total current liabilities	59,447	50,691
LONG-TERM LIABILITIES:		
Convertible bonds	-	18,629
Long-term loans payable	4,576	1,840
Reserve for directors' and corporate auditors' retirement pay	948	845
Deferred tax liabilities	1,859	86
Other	6,929	6,849
Total long-term liabilities	14,312	28,249
Total liabilities	73,760	78,940
SHAREHOLDERS' EQUITY:		
Capital stock	24,104	24,104
Capital surplus	29,418	29,418
Capital surplus reserve	29,418	29,418
Earned surplus	62,299	59,660
Earned surplus reserve	3,115	3,115
Voluntary retained earnings	54,447	49,590
Special depreciation reserve	61	63
Reserve for deduction entry of property replaced by purchase	2,126	2,127
Special account reserve for deduction entry of property replaced by purchase	59	-
General reserve	52,200	47,400
Unappropriated retained earnings	4,736	6,954
Unrealized valuation gain on other securities – net	1,484	498
Treasury stock	(2,294)	(2,287)
Total shareholders' equity	115,012	111,395
Total liabilities and shareholders' equity	188,772	190,335

Q.P. CORPORATION

Non-Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2004 AND 2003

(Millions of yen)

	2004	2003
NET SALES	230,110	268,958
COST OF SALES	158,229	185,156
Gross profit	71,880	83,801
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	64,607	73,184
Operating income	7,273	10,617
NON-OPERATING INCOME:		
Interest income and dividend receivable	861	1,259
Other	224	187
NON-OPERATING EXPENSES:		
Interest expense	279	302
Other	416	514
Ordinary income	7,663	11,248
EXTRAORDINARY GAINS:		
Gain on sales of stocks of subsidiaries and affiliated companies	409	-
Gain on sales of investment in securities	153	191
Gain on return of the entrusted government's portion of the welfare pension	412	-
Other	34	283
EXTRAORDINARY LOSSES:		
Loss on disposal of fixed assets	295	244
Loss on sales of stocks of subsidiaries and affiliated companies	152	-
Write-down of investment in securities	10	82
Other	526	172
Net income before income taxes	7,689	11,223
Income taxes	1,805	3,009
Income taxes deferred	1,354	1,407
Net income	4,529	6,805
Retained earnings at beginning of the year	1,126	1,068
Interim dividends	919	919
Unappropriated retained earnings	4,736	6,954

Q.P. CORPORATION

Proposal of Appropriated Retained Earnings

(Millions of yen)

	2004	2003
UNAPPROPRIATED RETAINED EARNINGS	4,736	6,954
REVERSAL OF VOLUNTARY RETAINED EARNINGS:		
Special depreciation reserve	18	19
Reserve for deduction entry of property replaced by purchase	20	1
	38	20
Total	4,775	6,975
APPROPRIATED RETAINED EARNINGS:		
Cash dividends	1,072	919
Directors' and corporate auditors' bonuses	44	52
Reserve for voluntary retained earnings		
Special depreciation reserve	6	16
Special account reserve for deduction entry of property replaced by purchase	-	59
General reserve	2,500	4,800
	2,506	4,876
	3,623	5,848
UNAPPROPRIATED RETAINED EARNINGS OF CARRY FORWARD TO NEXT YEAR	1,151	1,126

(Note) Special depreciation reserve, reserve for deduction entry of property replaced by purchase, and special account reserve for deduction entry of property replaced by purchase are accounted for in conformity with Corporation Income Tax Law and the Special Taxation Measures Law.

1. SIGNIFICANT ACCOUNTING POLICIES

Figures of amounts are described by discarding fractions less than one million yen.

a. Valuation basis and valuation methods for significant assets

Securities

1. Stocks of subsidiaries and affiliated companies are stated at moving average cost.
2. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method.

   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on the proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

Prior service liabilities are amortized by the straight-line method over twelve years based on the average remaining employees' service years and their amortization starts in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years based on the average remaining employees' service years and their amortizations start in the next year of the respective accrual years.

As the pension fund assets exceeded retirement benefit obligations in the current fiscal year, its excess amounts were accounted for as prepaid pension costs in investments and other assets.

Retirement benefits systems of the Company consist of a defined benefit corporate pension plan (Fund-type and Contract-type).

(Additional information)

For the purpose of return of a role as an agent regarding the operations of welfare pension fund in accordance with the Defined Benefit Corporation Pension Law promulgated on June 15, 2001, the Company obtained the permission of return of the assets and of exemption of the related payment obligation from the Minister of Health, Labour and Welfare on September 14, 2004, and paid the returning amount, which is equal to ¥ 9,212 million of the minimum actuarial liability, on October 7, 2004.

As a result, the difference between the actual amount paid and the reported amount in the prior fiscal year is ¥ 412 million whose amount has an effect on the financial statements as an extraordinary gain.

Reserve for directors' and corporate auditors' retirement pay

The Company provides a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current fiscal year according to the Company's bylaw.

d. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

e. Hedge accounting

1.Deferral hedge is adopted in the method of hedge accounting.

Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting.

2.Hedge instruments are forward exchange contracts.

3.Hedge items are purchase transactions in foreign currencies.

4.The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.

5. Assessment of the effectiveness of hedge accounting

Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

f. Accounting for consumption tax

Consumption taxes are recorded in separate accounts.

2. NOTES TO BALANCE SHEETS

	Millions of yen	
	November 30, 2004	November 30, 2003
(1) Accumulated depreciation of tangible fixed assets	91,594	86,775
(2) Contingent liabilities (guarantees)	2,907	3,352
(3) Treasury stock	2,294	2,287
(Including treasury stock for stock option granted)	(2,264,343 shares)	(2,255,833 shares)

3. NOTES TO STATEMENTS OF INCOME

	Millions of yen	
	November 30, 2004	November 30, 2003
(1) Detail of extraordinary losses – other		
Allowance for doubtful accounts	208	-
(2) Research and development costs included in selling, general and administrative expenses	2,159	2,479

(Notes)Research and development cost is all included in general and administrative expenses.

4. LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees.

Year ended November 30, 2004

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	1,668	1,137	530
Auto and transportation equipment	1,071	644	427
Computer software	162	106	55
Machinery and equipment	213	111	101
Total	3,115	2,000	1,115

b. Future lease payments

Due within one year	¥ 571	million
Due over one year	¥ 559	million
Total	¥ 1,131	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	¥ 736	million
Depreciation expense	¥ 710	million
Estimated interest expense	¥ 23	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by a lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2003

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	2,337	1,743	594
Auto and transportation equipment	1,057	677	380
Computer software	156	101	54
Total	3,552	2,522	1,029

b. Future lease payments

Due within one year	¥ 550	million
Due over one year	¥ 491	million
Total	¥ 1,042	million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 802	million
Depreciation expense	¥ 775	million
Estimated interest expense	¥ 20	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. The calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

5. SECURITIES

Securities (except for stocks of subsidiaries and affiliated companies with fair value) in the previous and current consolidation fiscal year are presented on Notes to the consolidated financial statements.

Current fiscal year (as of November 30, 2004)

Securities

Stocks of subsidiaries and affiliated companies with fair value

(Millions of yen)

Description	Book value	Fair value	Unrealized gain(loss)
Stocks of subsidiaries	3,472	8,467	4,995
Stocks of affiliated companies	290	1,338	1,047
Total	3,763	9,806	6,043

6. TAX-EFFECT ACCOUNTING

(Millions of yen)

	Current fiscal year (As of November 30, 2004)	Previous fiscal year (As of November 30, 2003)
The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Current assets		
Reserve for sales rebates	394	473
Accrued enterprise taxes	38	155
Other	227	272
Total	660	901
Fixed assets		
Trust to cover retirement benefit obligations	1,442	1,442
Reserve for directors' and corporate auditors' retirement pay	385	343
Other	475	354
Sub Total	2,303	2,139
Valuation reserve	(62)	-
Total	2,241	2,139
Total deferred tax assets	2,902	3,040
Deferred tax liabilities		
Long-term liabilities		
Prepaid pension costs	(1,560)	(344)
Reserve for deduction entry of property replaced by purchase	(1,486)	(1,478)
Special depreciation reserve	(34)	(42)
Unrealized valuation gain on other securities – net	(1,019)	(360)
Total	(4,100)	(2,225)
Total deferred tax liabilities	(4,100)	(2,225)
Net deferred tax assets (liabilities)	(1,198)	815

7. SIGNIFICANT SUBSEQUENT EVENT

None

Detail of Sales

(Millions of yen)

	Year ended November 30, 2004		Year ended November 30, 2003	
	Amount	Component ratio	Amount	Component ratio
		%		%
Mayonnaise and dressings	98,542	42.82	100,240	37.27
Fruit applications and cooked foods	47,485	20.64	50,597	18.81
Egg products	43,715	19.00	77,042	28.64
Healthcare products	14,291	6.21	14,471	5.38
Vegetables and salads	22,518	9.79	23,279	8.66
Rental of facilities	3,557	1.55	3,326	1.24
Total	230,110	100.00	268,958	100.00

(Notes)The sales of egg products decreased mainly because the company separated the sales department of Egg materials (liquids, frozen, dried eggs) and transferred its department to the consolidated subsidiary (QP egg corporation) on October 1,2003.

FILE NO. 82-4750

(Translation)

February 22, 2005

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 92ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please take notice that at the 92nd Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as described below.

Yours very truly,

Yutaka Suzuki
President and
Representative Director

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Description

Matters to be reported:

1. Report on the consolidated balance sheet and the consolidated statement of income for the 92nd business term (from December 1, 2003 to November 30, 2004) and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors.
   Report was made on the above documents.

2. Report on the business report, the balance sheet and the statement of income for the 92nd business term (from December 1, 2003 to November 30, 2004) and the purchase by the Company of its own shares by resolution of the Board of Directors as authorized by the Articles of Incorporation.
   Report was made on the above documents.

Matters resolved upon:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 92nd business term.

The proposition was approved and adopted in all respects as proposed and it was decided to pay a dividend of ¥7 (an ordinary dividend of ¥6 and a commemorative dividend of ¥1) per share for the 92nd business term (¥13 per share annually, together with the interim dividend).

Proposition No.2: Election of 13 Directors.

The proposition was approved and adopted in all respects as proposed. Messrs. Yutaka Suzuki, Shizuo Hatanaka, Amane Nakashima, Kuniaki Ishikawa, Toshimasa Tatebe, Hidenobu Yamagami, Ietoki Shima, Mineo Hasegawa, Mitsugu Endo, Minesaburo Miyake and Katsuhiko Sasaki, 11 in all, were re-elected as Directors and Messrs. Akio Okumura and Hidefumi Tachibana were newly elected as Directors. They assumed office, respectively.

Proposition No. 3: Granting of retirement gratuities to the retired and retiring Directors and the retiring Statutory Auditor.

The proposition was approved and adopted in all respects as proposed that retirement gratuities be granted to the retired Directors, Messrs. Gohsuke Ohyama, Sukefumi Ito, Shigeki Ikegami, Takahiko Waida, Motohiko Kimura, Toshio Sakagami and Takao Fuse and the retired Statutory Auditor, Mr. Yoji Wakui within the extent of a reasonable amount in accordance with the Company's internal regulations and that the determination of the amount and the time and method of presentation and other particulars be left to the Board of Directors in respect of the retired Directors and to the mutual consultation among the Statutory Auditors in respect of the retired Statutory Auditor.

- E N D -

It is hereby notified that as of February 22, 2005 (however, after the close of the Ordinary General Meeting of Shareholders), Directors Messrs. Amane Nakashima and Toshimasa Tatebe assumed the office of Managing Directors, respectively.

(Translation)

February 9, 2005

Dear Sirs:

Name of the Company: Q.P. CORPORATION
Name of the Representative: Yutaka Suzuki, President and Representative Director
(Code No. 2809; The first section of the Tokyo Stock Exchange)
Person to Contact: Katsuhiko Sasaki, Director and General Manager, Division of Administration
(Tel. 03-3486-3331)

Notice of Result of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan)

Notice is hereby given that Q.P. Corporation (the "Company") purchased its own shares on the market for the purpose of acquisition of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan (purchase by a company of its own shares by resolution of its board of directors as authorized by its articles of incorporation), as described below and that whereupon, the purchase of its own shares pursuant to the resolution adopted at the Board of Directors held on January 11, 2005 was completed.

Description

1. Purchase period: From January 18, 2005 through January 25, 2005
2. Number of shares purchased: 205,500 shares
3. Aggregate purchase prices: ¥184,073,100
4. Method of purchase: Purchase on the Tokyo Stock Exchange

(For reference 1)

Particulars of the resolution adopted at the Board of Directors held on January 11, 2005 (in respect of the shares to be acquired for the period up to the close of the 92nd Ordinary General Meeting of Shareholders of the Company to be held on February 22, 2005):

- Class of shares to be acquired: Shares of common stock of the Company
- Total number of shares to be acquired: (Not exceeding) 600,000 shares
- Aggregate acquisition prices of shares: (Not exceeding) ¥600,000,000

(For reference 2)

Accumulated number of the Company's own shares purchased from the date of the above-mentioned resolution up to February 9, 2005:

- Total number of purchased shares: 205,500 shares
  (Ratio thereof to the acquired: 34.25%)
- Aggregate acquisition prices: ¥184,073,100
  (Ratio thereof to the acquired: 30.68%)

- END -

(Excerpt translation)

February 7, 2005

To the Shareholders:

NOTICE OF THE 92ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 92nd Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to be present at such meeting.

It is to be added that since you can exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying information and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal, which must be received by the Company no later than February 21 (Monday), 2005.

Yours very truly,

Yutaka Suzuki
President and
Representative Director

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Description

1. Date and hour of meeting:

   February 22 (Tuesday), 2005, at 10:00 a.m.

2. Place of meeting:

   Concord Ballroom, Main Building 5th Floor, Keio Plaza Hotel
   2-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo

3. Objects of the meeting:

Matters to be reported:

1. Report on the consolidated balance sheet and the consolidated statement of income for the 92nd business term (from December 1, 2003 to November 30, 2004) and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors.

2. Report on the business report, the balance sheet and the statement of income for the 92nd business term (from December 1, 2003 to November 30, 2004) and the purchase by the Company of its own shares by resolution of the Board of Directors as authorized by the Articles of Incorporation.

Matters to be resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 92nd business term.

Proposition No. 2: Election of 13 Directors.

Proposition No. 3: Granting of retirement gratuities to the retired and retiring Directors and the retiring Statutory Auditor.

\- - -

When attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached document relating to the matters to be reported)

BUSINESS REPORT

(For the period from December 1, 2003 to November 30, 2004)

1. Outline of business activities:

(1) Development and results of business activities of the Q.P. Group:

During the business term under review, the Japanese economy continued to remain in a severe condition as recovery of private spending remained slow, though corporate earnings improved on the strength of plant and equipment investments and exports.

Under these circumstances, net sales of the Q.P. Group decreased by ¥13,305 million (3%) from the previous corresponding term to ¥423,727 million as its food business registered decreased sales due to restructuring of the framework of the Group and the sale of a subsidiary, while its physical distribution system business registered increased sales.

As for profits, due to a hike in prices of major raw materials, operating income for the business term under review decreased by ¥2,593 million (14.2%) from the previous corresponding term to ¥15,662 million. Ordinary income for the business term under review decreased by ¥2,025 million (11.6%) from the previous corresponding term to ¥15,507 million. Net income for the business term under review decreased by ¥1,669 million (19.2%) from the previous corresponding term to ¥7,006 million.

With regard to non-operating activities, to consolidate its compliance system, the Group has instituted a "Group Ethical Conduct Code" and commenced to operate its help-line system. Additionally, the Company has established an Audit Office to strengthen its functions of internal control of the Group.

With regard to environmental protection, seven plants of the subsidiaries have newly achieved their zero emission (100% recycling rate) plans. Consequently, 28 business establishments of the Group (26 business establishments in its production division and two business establishments in its non-production division) have achieved their zero emission plans. Furthermore, by the end of the business term under review, 26 business establishments of the Group (with the addition of 11 business establishments during the business term under review) acquired the ISO 14001 certifications.

The Company has celebrated its 85th anniversary of establishment during the business term under review. Hence, to thank the shareholders for their good offices, management propose to pay a commemorative dividend of ¥1 per share in addition to an ordinary dividend of ¥6 per share.

The outline of business activities by segment is shown below:

<Food Business>

In the food industry, while private spending did not recover strikingly, serious problems, such as BSE (bovine spongiform encephalopathy) and avian flu, emerged. Additionally, an exceptionally hot summer and a number of typhoons hit the nation. As a result, the situation surrounding the industry continued to remain difficult.

Under these circumstances, the Group has exerted its efforts to expand the use of its products through menu proposals linked with TV commercials and also spur demand for its products by strengthening its value added products. Additionally, the Group focused its efforts on forming reasonable market prices for its products by effectively using sales promotion expenses.

In relation to purchases, with regard to edible oil, the market condition remained adverse as the raw materials market rose due to increased demand in China and the tightening of supply and demand in Japan. The market of eggs has remained high since last summer when the market rallied principally due to a decrease in laying hen in number.

As a result, net sales in the food business decreased by ¥16,317 million (4.6%) from the previous corresponding term to ¥340,713 million due to the adjustment to the closing of accounts (for two months) arising from the transfer of the business of egg materials of the Company to Q.P. Egg Corporation and the sale of the shares of Nishifu Meat Co., Ltd. (which ceased to be a consolidated subsidiary of the Company accordingly).

Operating income decreased by ¥2,972 million (15.1%) from the previous corresponding term to ¥16,694 million due to a hike in prices of raw materials and other factors.

Operating results by product category in the food business are as follows:

(1) Mayonnaise and dressing products:

The market conditions for the Company's regular-type mayonnaise were not right due to corrected market prices and a rise in the vegetable market. Sales of its "Half", which appeal to health-conscious consumers, "*Fukairi-goma* Dressing" added with 380 ml value packs and non-oil dressings added with new lines continued to increase. Consequently, sales of mayonnaise and dressing products totaled ¥111,558 million, up ¥124 million (0.1%) from the previous corresponding term.

(2) Fruit processing and cooked foods:

Sales of its renewed spreads with very low sugar contents "Super Fruity 35" series, basic commodities of "Salad Club" brands, which have become its standard items, and mineral waters, owing to the exceptionally hot summer, increased favorably. However, sales of its mainstay jams and pasta sauces were placed in a difficult situation in the shrinking market due to price reductions. Consequently, sales of fruit processing and cooked foods totaled ¥50,675 million, down ¥944 million (1.8%) from the previous corresponding term.

(3) Egg products:

Sales of its value added products, such as "Ryotei-hu Yudetamago", "Maru Omelet" and "Torotto Tamago", which were targeted mainly at convenience stores, increased steadily. In the fine chemical area, sales of hyaluronic acid and supplements increased.

However, such increase in sales could not offset the effect of the adjustment to the closing of accounts for two months arising from the integration of production and marketing of egg materials (transfer of the business of egg materials of the Company to Q.P. Egg Corporation). Consequently, sales of egg products totaled ¥76,214 million, down ¥6,034 million (7.3%) from the previous corresponding term.

(4) Health care:

Sales of health foods, such as liquid diets which have received recognition for their balanced nutrition and convenience, increased. However, sales of baby foods, which have turned more profit-oriented, decreased in comparison with the previous corresponding term. Consequently, sales of health care products totaled ¥14,291 million, down ¥180 million (1.2%) from the previous corresponding term.

(5) Vegetables and salads:

While general merchandising stores, which are its major clients, have changed their methods of purchasing delicatessen items, the Group has established a nationwide supply system and strengthened cooperation in production and marketing, whereby establishing a system to cover a wide range of chain stores and community-based stores. As to its product line, sales of "out-pack" (prepackaged) salads, which meet customer needs, and prepackaged vegetables, which are now sold by more stores, increased strongly.

However, as a result of the sale of the shares of Nishifu Meat Co., Ltd., a consolidated subsidiary of the Company, as well as drastic consolidation of delicatessen items, sales of vegetables and salads totaled ¥87,974 million, down ¥9,282 million (9.5%) from the previous corresponding term.

<Physical distribution system business>

In the food physical distribution industry, the business conditions have continued to remain difficult due to intensifying price competition, higher fuel costs, a higher freight market arising from the shortage of Transportation equipment and a sluggish growth in shipments affected by natural disasters.

In these situations, the Group has aggressively engaged in presentation-style marketing of distribution systems of its asset-style third-party logistics (dedicated physical distribution, joint physical distribution, nationwide physical distribution and combined multimodal physical distribution) combining its physical distribution units (storage and cargo handling function, transportation and distribution function, information function and group purchasing function) and initiated its efforts to expand services available to its existing clients and acquire new clients, such as food wholesalers and food service chain stores.

Furthermore, with the aim of strengthening the functions and qualities of its low-temperature physical distribution, the Group has installed more refrigerators and actively mounted global positioning systems (GPS) and digital tachometers (operation recorders) on its Transportation equipment.

As a result, net sales in the physical distribution system business increased by ¥3,012 million (3.8%) from the previous corresponding term to ¥83,014 million. Operating income increased by ¥166 million (3.9%) from the previous corresponding term to ¥4,399 million.

The shares of K.R.S. Corporation, which plays a central role in the physical distribution system business, were admitted to the listing on the first section of the Tokyo Stock Exchange as of June 1, 2004.

(2) State of equipment investment by the Q.P. Group:

Equipment investment for the business term under review totaled ¥13,778 million.

Equipment investment in the food business, which accounted for ¥11,422 million, was comprised principally of the construction of a delicatessen plant (Deria Foods Co., Ltd.), the facilities for "Q.P. Half" production (the Company), an addition to the plant for mineral water production (the Company) and the facilities for vinegar production (Kewpie Jyozo Co., Ltd.).

Equipment investment in the physical distribution system business, which accounted for ¥2,355 million, was comprised principally of lands for offices (K.R.S. Corporation) and vessels (S.Y. Promotion Co., Ltd.).

(3) State of financing by the Q.P. Group:

For the purpose of efficient procurement of working capital, the Company has entered into a commitment line agreement with its main financing bank, totaling ¥20 billion.

In the physical distribution system business, K.R.S. Corporation issued 610,700 new shares (issue price: ¥1,590.60 per share) to raise a total of ¥971 million for equipment funds in October through November 2004. K.R.S. Corporation also has entered into a commitment line agreement with its main financing bank, totaling ¥5 billion, for the purpose of efficient procurement of working capital.

(4) Prospects and challenges ahead of the Q.P. Group:

The business environment is expected to remain severe as the factors affecting corporate performances, such as trends in crude oil prices and foreign exchanges, remain unforeseeable and the revision of the current policy of fixed-rate income tax reductions may have an adverse effect on the recovery of private spending. Thus, the abilities of companies to confront management risks will be tested severely.

In the middle-range business plan, which has commenced in the business term ended November 30, 2004, the Group has set a fundamental policy of maximizing its enterprise value by focusing on expanding and creating "No.1" and "Only One" (or unique) products. Under this fundamental policy, the Group will exert its group-wide efforts to improve performances by (1) seeking customers' perspectives, (2) strengthening group management, (3) developing human resources and (4) putting its growing businesses on track, specifically.

In the food business, the Group will place top priority on qualities and at all times follow its fundamental policy of providing safe and secure products, develop and cultivate products that will meet consumers' tastes and promote active presentations of new eating habits and menus. Additionally, the Group will continue to reduce cost in cooperation with each division and improve competitiveness in the market.

In the mayonnaise and dressing products business, the Group will launch mayonnaise products in new containers and arrange various events to commemorate the 80th anniversary of its mayonnaise sale to revitalize the market. In the egg product business, the Group will actively market high value added products by applying its specific technologies and develop the business of hyaluronic acid by adding products made by fermentation.

In the physical distribution system business, the Group will leverage the business of asset-style third-party logistics under which it presents optimum physical distribution to acquire clients of joint physical distribution and dedicated physical distribution. Simultaneously, the Group will focus its efforts on receiving new orders. Additionally, to expand business, the Group will promote the renovation of its cargo and truck information system ("QTIS" (Kyuso Transport Information System)) and K.R.S. nationwide small-lot transport and distribution system ("Kyuso Suru-Bin"), the expansion and strengthening of its low-temperature physical distribution facilities and the acquisition and expansion of ISO 9001 certifications, whereby providing high-grade physical distribution services in terms of function and quality. Furthermore, the Group will promote low-cost operations by introducing a warehouse control system and restructuring its framework.

We genuinely hope that the shareholders will understand the Group's operating activities and give us further support and encouragement.

(5) Operating results and state of assets of the Q.P. Group and the Company:

1) Operating results and state of assets of the Q.P. Group:

Items \ Term	89th term (December 1, 2000 to November 30, 2001)	90th term (December 1, 2001 to November 30, 2002)	91st term (December 1, 2002 to November 30, 2003)	92nd term (December 1, 2003 to November 30, 2004)
Net sales (millions of yen)	396,697	434,480	437,032	423,727
Ordinary income (millions of yen)	17,039	18,262	17,532	15,507
Net income (millions of yen)	8,005	9,306	8,675	7,006
Net income per share (yen)	51.78	60.36	56.08	45.18
Total assets (millions of yen)	257,679	270,181	269,559	262,122
Net assets (millions of yen)	107,428	114,015	120,504	126,768
Net assets per share (yen)	696.21	744.11	786.15	827.17

(Notes) 1. Net income per share is calculated on the basis of the average of the total number of shares issued and outstanding during the term and net assets per share are calculated on the basis of the total number of shares issued and outstanding at the end of the term. The average of the total number of shares issued and outstanding during the business term and the total number of shares issued and outstanding at the end of the business term are calculated by deducting the number of shares of treasury stock, respectively.

2. For the 90th business term, net sales increased principally due to the increase of the subsidiaries (11 companies) and net income increased principally as the Company earned a gain from the exemption of the payment obligations regarding the entrusted government's portion of retirement benefit obligations to the employee pension fund.

3. Effective in the 91st business term, "net income per share " and "net assets per share" are calculated in accordance with the "Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan ("ASBJ") Accounting Standard No. 2) and the "Implementation Guidance on

Accounting Standard for Earnings per Share" (ASBJ Accounting Standard Implementation Guidance No. 4). The effect thereof is insignificant.

2) Operating results and state of assets of the Company:

Items \ Term	89th term (December 1, 2000 to November 30, 2001)	90th term (December 1, 2001 to November 30, 2002)	91st term (December 1, 2002 to November 30, 2003)	92nd term (December 1, 2003 to November 30, 2004)
Net sales (millions of yen)	260,466	271,208	268,958	230,110
Ordinary income (millions of yen)	11,329	10,582	11,248	7,663
Net income (millions of yen)	6,268	6,030	6,805	4,529
Net income per share (yen)	40.54	39.11	44.08	29.27
Total assets (millions of yen)	185,861	186,656	190,335	188,772
Net assets (millions of yen)	102,596	105,794	111,395	115,012
Net assets per share (yen)	664.90	690.46	726.74	750.44

(Notes)

1. Net income per share is calculated on the basis of the average of the total number of shares issued and outstanding during the term and net assets per share are calculated on the basis of the total number of shares issued and outstanding at the end of the term. The average of the total number of shares issued and outstanding during the business term and the total number of shares issued and outstanding at the end of the business term are calculated by deducting the number of shares of treasury stock, respectively.

2. Effective in the 91st business term, the "Regulations to Enforce the Commercial Code" (currently, 2004 Ordinance of the Ministry of Justice No. 62) are applicable to the preparation by the Company of its financial statements.

3. Effective in the 91st business term, "net income per share " and "net assets per share" are calculated in accordance with the "Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan ("ASBJ") Accounting Standard No. 2) and the "Implementation Guidance on

Accounting Standard for Earnings per Share" (ASBJ Accounting Standard Implementation Guidance No. 4). The effect thereof is insignificant.

4. For the 92nd business term, net sales decreased principally due the transfer of the business of egg materials to Q.P. Egg Corporation.

2. Outline of the Q.P. Group and the Company (As of November 30, 2004)

(1). Description of the businesses of the Q.P. Group:

Business Segment	Business	Principal Products or Services	Percentage of Sales (%)
Food Business	Mayonnaise and dressing products:	Mayonnaise, Half, Zero Non-Cholesterol, dressings (French, 1000 Island, *Fukairi-goma*, Japanese style, Chinese, Italian, Tasty, 1/3, Non-oil) tartar sauce, mustard, *Pan Kobo*, vinegar and others	26
	Fruit processing and cooked foods:	Jam, pasta sauce, cooking sauce, o*kayu*, sweet corn, agricultural and live stock products and others	12
	Egg products:	Liquid eggs, frozen eggs, dried eggs, boiled eggs, egg spread, a*tsuyaki-tamago*, fine chemical products (hyaluronic acid, etc.) and others	18
	Health care:	Baby foods, health foods, liquid diets, foods for the sick and aged, bags for liquid transfusion and others	3
	Vegetables and salads:	Fresh salads, long-life salads, cut vegetables, frozen vegetables, delicatessen items, fried foods and others	21
Physical distribution system business		Transportation and storage of foods, and others	20

(2) State of shares:

1. Total number of shares authorized to be issued by the Company: 250,004,000 shares
2. Total number of outstanding shares: 155,464,515 shares
3. Number of shares to constitute one unit of shares: 100 shares
4. Number of shareholders: 51,906 persons
   (Up 14,652 persons from November 30, 2003)
5. Share prices and number of shares traded:

   Highest: ¥955 (April 2004)
   Lowest: ¥846 (January 2004)
   Annual trading volume: 84,083,000 shares

6. State of leading shareholders:

Name of shareholder	Number of shares held by the shareholder (ratio of voting rights)		Company's investment in the shareholder (ratio of voting rights)	
	(thousand shares)	(%)	(thousand shares)	(%)
Nakashimato Co., Ltd.	26,371	17.2	276	11.5
Japan Trustee Service Bank, Ltd. (Trust account)	6,583	4.3	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	5,701	3.7	-	-
Toka Co., Ltd.	4,872	3.1	-	-
Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset Management Service for Trustee of Sub-Trust	4,585	2.9	-	-
Kieikai Research Foundation	4,251	2.7	-	-
The National Mutual Insurance Federation of Agricultural Cooperatives	3,954	2.5	-	-
Sumitomo Mitsui Banking Corporation	3,208	2.0	-	-
Nippon Life Insurance Company	3,132	2.0	-	-
Dai-ichi Mutual Life Insurance Company	3,012	1.9	-	-

(Notes) 1. 4,585,000 shares held by Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset

Management Service for Trustee of Sub-Trust were those of the Company held by Mizuho Bank, Ltd. contributed to its employee retirement benefit trust.

2. The Company holds 1,216 shares of common stock (ratio of voting rights: 0.02%) of Sumitomo Mitsui Financial Group Inc., which is the 100% parent company of Sumitomo Mitsui Banking Corporation. The ratio of voting rights was calculated based on the total number of voting rights of all the shareholders as of March 31, 2004.

(3) Acquisition, disposition and possession by the Company of its own shares:

1) Acquisition by the Company of its own shares:

Ordinary shares	8,510 shares
Total acquisition amount	¥7,628,000

2) Disposition by the Company of its own shares:

Not applicable.

3) Invalidation by the Company of its own shares:

Not applicable.

4) Possession by the Company of its own shares as of November 30, 2004:

Ordinary shares	2,264,343 shares

(4) State of employees:

1) State of employees of the Q.P. Group:

Business Segment	Number of employees (persons)	Increase/decrease as compared with the end of previous term (persons)
Food business	6,454	532
Physical distribution system business	2,075	(-) 112
Total	8,529	420

(Notes) 1. The number of employees represents full time jobs.

2. Additionally, the Group had 8,483 temporary employees (Food business: 7,701, physical distribution system business: 782) on average during the term.

3. The numbers of employees of the consolidated subsidiaries, etc., excluding K.R.S. Corporation, were as of September 30, 2004.

2) State of employees of the Company:

Classification	Number of employees (persons)	Increase/decrease as compared with the end of previous term (persons)	Average age (years)	Average length of service (years)
Male	1,405	184	40.1	14.5
Female	969	75	28.5	5.9
Total or average	2,374	259	35.3	11.0

(Notes) 1. The number of employees represents full time jobs.

2. Additionally, the Company had 1,110 temporary employees (male: 394; female: 716) on average during the term.

3. The number of employees increased principally as they were transferred from its subsidiaries.

(5) State of business combinations:

1) Important subsidiaries:

Company name	Capitalization	Ratio of voting rights of the Company	Description of business
Deria Foods Co., Ltd.	¥50 million	100.0%	Manufacture and sale of salads, delicatessen items, etc.
Q.P. Egg Corporation	¥350 million	88.0%	Manufacture and sale of liquid eggs, frozen eggs, etc.
Kanae Foods Co., Ltd.	¥50 million	88.0%	Manufacture and sale of processed egg products, such as egg spread, *atsuyaki-tamago*, *kinshi-tamago*, etc.
Kewpie Jyozo Co., Ltd.	¥450 million	87.8%	Manufacture and sale of vinegar, etc.
Zenno Q.P. Egg Station Co., Ltd.	¥105 million	51.4%	Manufacture and sale of dried eggs, liquid eggs, etc.
Co-op Food Products Co., Ltd.	¥250 million	51.0%	Manufacture and sale of bottled products, canned products, *retort* pouch foods, etc.
K.R.S. Corporation	¥4,063 million	45.3% (5.8)	Transportation and storage of foods
KIFUKI U.S.A. CO., INC.	US$7.1	100.0%	Holding shares of and general control over affiliated companies in the United States

(Note) The ratios of voting rights are calculated on the basis of both direct and indirect ownerships. The ratio of voting rights shown in the parentheses represents those of the Company's closely related parties and those who have granted consent, which is not included in the relevant ratio of voting rights calculated on the basis of both direct and indirect ownerships.

2) Development and results of business combinations:

The Company has 44 consolidated subsidiaries and four affiliated companies accounted for on an equity-method. During the business term under review, a newly incorporated company Kitakami Delica Co., Ltd. became a new consolidated subsidiary and Nishifu Meat Co., Ltd. ceased to be a consolidated subsidiary as a result of the sale of its shares held by the Company.

The operating results for the business term under review were as described in "1. Outline of business activities – (1) Development and results of business activities of the Q.P. Group" above.

(6) Principal lenders:

Name of lender	Amount of loans (millions of yen)	Company's shares held by the lender	
		Number of shares (1,000 shares)	Ratio of voting rights (%)
Sumitomo Mitsui Banking Corporation	3,730	3,208	2.0
Mizuho Corporate Bank, Ltd.	1,730	2	0.0
The Bank of Tokyo-Mitsubishi, Ltd.	1,170	1,198	0.7
The Norinchukin Bank	935	1,311	0.8

(Note) In addition to the above, Mizuho Corporate Bank, Ltd. has 241,000 shares (ratio of voting rights: 0.1%) of the Company contributed to its employee retirement benefit trust.

(7) Principal places of business of the Q.P. Group:

1) The Company

Head office: Shibuya-ku, Tokyo

Branch offices: Sapporo, Sendai, Kanto (Tokyo), Tokyo, Yokohama, Nagoya, Osaka, Takamatsu, Hiroshima and Fukuoka.

Sales offices: Aomori, Akita, Morioka, Yamagata, Koriyama, Utsunomiya, Mito, Maebashi, Niigata, Matsumoto, Higashi-Tokyo (Chiba Prefecture), Saitama, Shizuoka, Kanazawa, Kyoto, Kobe, Matsuyama, Kochi, Okayama, Tosu, Minami-Kyushu (Kagoshima Prefecture) and Naha.

Plants: Hashikami (Aomori Prefecture), Goka (Ibaraki Prefecture), Senkawa (Tokyo), Nakagawara (Tokyo), Koromo (Aichi Prefecture), Itami (Hyogo Prefecture), Izumi-Sano (Osaka) and Tosu (Saga Prefecture).

2) Subsidiaries, etc.

Company name	Location of Head Office	Place of business
Deria Foods Co., Ltd.	Fuchu-shi, Tokyo	Head office, 6 branches, 1 sales office
Q.P. Egg Corporation	Chofu-shi, Tokyo	Head office, 19 sales offices, 17 plants, 4 business offices
Kanae Foods Co., Ltd.	Fuchu-shi, Tokyo	Head office, 9 plants
Kewpie Jyozo Co., Ltd.	Fuchu-shi, Tokyo	Head office, 9 sales offices, 3 plants, 4 representative offices
Zenno Q.P. Egg Station Co., Ltd.	Goka-cho, Ibaraki	Head office, 5 plants
Co-op Food Products Co., Ltd.	Shibuya-ku, Tokyo	Head office, 2 plants
K.R.S. Corporation	Chofu-shi, Tokyo	Head office, 17 business offices, 61 sales offices, 7 representative offices

(Notes) The data on these subsidiaries, etc., excluding K.R.S. Corporation, were as of September 30, 2004.

(8) Directors and Statutory Auditors:

President and Representative Director:	Yutaka Suzuki
Counselor and Representative Director:	Gohsuke Ohyama
Managing Director:	Sukefumi Ito
Managing Director:	Shizuo Hatanaka
Managing Director:	Shigeki Ikegami
Managing Director:	Takahiko Waida
Director:	Toshio Sakagami
Director:	Amane Nakashima
Director:	Takao Fuse
Director:	Kuniaki Ishikawa
Director:	Toshimasa Tatebe
Director:	Hidenobu Yamagami

Director:	Ietoki Shima
Director:	Mineo Hasegawa
Director:	Mitsugu Endo
Director:	Minesaburo Miyake
Director:	Katsuhiko Sasaki
Statutory Auditor (Full-time):	Osamu Muranaka
Statutory Auditor (Full-time):	Yasuo Hiraguri
Statutory Auditor:	Kazuo Kawakami
Statutory Auditor:	Shunichiro Ishiguro
Statutory Auditor:	Yoji Wakui

(Notes) 1. Mr. Katsuhiko Sasaki newly assumed the office of Director at the close of the 91st Ordinary General Meeting of Shareholders held on February 20, 2004. On the same day, Managing Director Mr. Yutaka Suzuki assumed the office of President and Representative Director, President and Representative Director Mr. Gohsuke Ohyama assumed the office of Counselor and Representative Director, Senior Managing Director and Representative Director Mr. Motohiko Kimura assumed the office of Director and Senior Managing Director Mr. Toshio Sakagami assumed the office of Director. Mr. Motohiko Kimura resigned as Director as of March 19, 2004.

2. Messrs. Shogo Usagawa and Toshitaka Namiki retired as Statutory Auditors due to the expiration of the term of office as at the close of the 91st Ordinary General Meeting of Shareholders held on February 20, 2004, and Messrs. Yasuo Hiraguri, Shunichiro Ishiguro and Yoji Wakui, three in all, newly assumed the office of Statutory Auditors.

3. Statutory Auditors Messrs. Kazuo Kawakami, Shunichiro Ishiguro and Yoji Wakui are outside statutory auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations of Japan.

(9) Amount of remuneration of the account auditors:

1)	Total amount of remuneration payable by the Company and its subsidiaries, etc. to Shin Nihon & Co.	¥48 million
2)	Of the total amount set forth in item 1 above, the total amount of remuneration payable by the Company and its subsidiaries, etc. to Shin Nihon & Co. for the services (audit certificate services) under Article 2, paragraph 1 of the Certified Public Accountant Law (1948 Law No. 103) of Japan.	¥48 million

3) Of the total amount set forth in item 2 above, the total amount of remuneration payable by the Company to Shin Nihon & Co. as its account auditors. ¥48 million

(Notes) 1. The amounts set forth in items 2 and 3 above are not specifically separated in the audit contracts with Shin Nihon & Co. and cannot be separated practically. Hence, the same amount is set forth in items 3 and 3.

2. The amounts include no consumption taxes, etc.

3. Important facts relating to the state of the Q.P. Group which occurred subsequent to the closing of accounts:

Nothing to be specially stated.

(Notes) 1. The Company is subject to the application of the provisions of special exceptions for the purpose of consolidation of large companies under Article 20, paragraph 2 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations of Japan.

2. All amounts, the number of shares and ratios of voting rights described in this business report are stated by discarding any fraction of their respective units thereof.

BALANCE SHEET

(As of November 30, 2004)

	(millions of yen)
ASSETS:	
Current assets:	104,195
Cash and deposits	17,097
Trade notes and accounts receivable	65,665
Securities	27
Inventories	16,247
Deferred tax assets	1,967
Other current assets	3,804
Allowance for doubtful accounts	(614)
Fixed assets:	157,337
Tangible fixed assets:	118,381
Buildings and structures	106,980
Machinery, equipment and transportation equipment	110,495
Land	38,750
Construction in progress	2,266
Other tangible fixed assets	7,794
Accumulated depreciation	(147,905)
Intangible fixed assets:	3,054
Software	2,401
Consolidation adjustment accounts	95
Other intangible fixed assets	557
Investments and other assets:	35,901
Investment securities	20,273
Deferred tax assets	1,338
Other investments and other assets	14,535
Allowance for doubtful accounts	(246)
Deferred assets	588
Business commencement cost	587
Bond discounts	0
TOTAL ASSETS:	262,122

LIABILITIES:

Current liabilities:	**99,028**
Trade notes and accounts payable	37,395
Short-term borrowings	11,380
Current portion of bonds	200
Current portion of convertible bonds	18,629
Accounts payable-other	20,471
Accrued income taxes	2,598
Reserve for sales rebates	968
Reserve for bonuses	1,637
Other current liabilities	5,747
Long-term liabilities:	**19,784**
Long-term borrowings	12,577
Deferred tax liabilities	1,723
Reserve for retirement allowances	2,423
Reserve for officers' retirement allowances	1,609
Other long-term liabilities	1,450
TOTAL LIABILITIES:	**118,812**
MINORITY INTERESTS	
Minority interests	16,541
SHAREHOLDERS' EQUITY:	
Capital stock	**24,104**
Capital surplus	**29,418**
Earned surplus	**75,985**
Revaluation difference of stocks	**1,830**
Cumulative foreign currency translation adjustments	**(2,263)**
Treasury stock	**(2,308)**
TOTAL SHAREHOLDERS' EQUITY:	**126,768**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY:	**262,122**

CONSOLIDATED STATEMENT OF INCOME

(For the period from December 1, 2003 to November 30, 2004)

	(millions of yen)
ORDINARY INCOME AND EXPENSES	
Operating income and expenses	
Net sales	423,727
Cost of sales	315,628
Gross profit:	**108,099**
Selling, general and administrative expenses	92,437
Operating income	**15,662**
Non-operating and expenses:	
Non-operating income:	
Interest income and dividends received	527
Equity income	268
Others	594
Non-operating expenses:	
Interest expenses	620
Others	924
Ordinary income	**15,507**
EXTRAORDINARY INCOME AND LOSSES	
Extraordinary income:	
Gain on sale of fixed assets	95
Others	839
Extraordinary losses:	
Losses on sales and disposition of fixed assets	441
Write-down of investment securities	13
Others	1,102
Net income before income taxes and minority interests	**14,883**
Corporate, municipality and enterprise taxes	**5,175**
Adjustment to corporate taxes, etc.	**1,650**
Minority interests	**1,050**
Net income	**7,006**

(Note)

I. Amounts are stated by disregarding any fractions of ¥1 million.

II. Basis of preparation of consolidated financial statements

1. Scope of consolidation

During the business term under review, the Company newly established Kitakami Delica Co., Ltd. as a consolidated subsidiary and sold shares of Nishifu Meat Co., Ltd. Consequently, the Company has 44 consolidated subsidiaries. The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd.

The Company has 15 non-consolidated subsidiaries. The significant non-consolidated subsidiaries are Kyuso Management Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their aggregate amounts of total assets, net sales, net income or loss (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the aggregate consolidated amounts of total assets, net sales, net income or loss, and earned surplus.

2. Application of the equity method

The equity method is applied to the investments in four affiliated companies. The significant equity-method companies are Aohata Corporation and Summit Oil Mill Co., Ltd. The investments in 15 non-consolidated subsidiaries, including Kyuso Management Corporation and nine affiliated companies, including Thai Q.P. Co., Ltd., which are not accounted for by the equity method, are stated at cost, because the aggregate amounts of net income or loss and earned surplus equal to the equity share do not have a significant effect on the consolidated net income or loss and earned surplus.

3. Business terms of consolidated subsidiaries

The date of the closing of accounts of K.R.S. Corporation is November 30 of each year. The date of the closing of accounts of Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31 of each year. The date of the closing of accounts of any other consolidated subsidiary is September 30 of each year. For the purpose of preparation of consolidated financial statements, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. are consolidated based on their temporary financial statements as at November 30. The consolidated subsidiaries with the closing date of September 30 are consolidated based on their financial statements at their balance sheet date and significant transactions for the period from October 1 to November 30 are reflected in the consolidated financial statements.

4. Accounting policies

(1) Basis and method of valuation of significant assets

a) Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.

2. Capital stocks of subsidiaries and affiliated companies not subject to the equity method are stated at cost, determined by the moving average method.

3. Other securities with market value are stated at market value, determined by market prices, etc. as of the closing of the business term (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.). Those without market value are stated at cost, determined by the moving average method.

b) Derivatives are stated at market value. Hedge accounting is applicable to hedge transactions that meet the requirements thereof.

c) Inventories

Merchandise, finished goods, raw materials, work-in-process and supplies are principally valued at cost, by the monthly moving average method. Certain co-products are valued at cost, by the retail inventory periodic average method.

(2) Depreciation of significant depreciable assets

a) Tangible fixed assets

Tangible fixed assets, other than those described below, are depreciated using the declining-balance method.

The buildings (excluding the improvements thereof) acquired on or after April 1, 1998 are depreciated using the straight-line method. The bases for periods of useful life and residual values are identical with those stipulated in the Corporate Tax Law of Japan.

b) Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. The bases for periods of useful life are mostly identical with those stipulated in the Corporate Tax Law of Japan.

Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

c) Long-term prepaid expenses

Long-term prepaid expenses are depreciated using the straight-line method.

(3) Accounting standards for significant allowances

a) Allowance for doubtful accounts

To provide for losses arising from debts becoming uncollectable, the Company sets aside an estimated uncollectable amount, by taking into consideration the possible credit loss rate in the future based on the actual loss rate in respect of general credits, and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

b) Reserve for sales rebates

To provide for payments for sales rebates to be incurred during each business term, a reserve for sales rebates is provided based on an accrual basis in accordance with each company's policy (rate of the estimated payments for sales rebates to sales).

c) Reserve for bonuses

To provide for the payment of bonuses to employees, a reserve for bonuses is provided with the maximum amount allowed by the tax regulations based on the specific computation period.

d) Reserve for employee retirement benefits

To meet the payment of retirement benefits to employees, the Company provides an amount accruing for the current business term, based on estimated retirement benefit obligations and plan assets as of the close of the said business term. Shortage of effects of the amendments on the application of the new accounting standards for employee retirement benefits, occurring in consolidated subsidiary K.R.S. Corporation (which is listed on the first section of the Tokyo Stock Exchange) and Y.M. Kyuso Corporation, is to be amortized equally over five years.

Prior year service liabilities for each business term are treated as expenses from the relevant business term, based on the straight-line method for a specific period of years (12 years, but 10 to 13 years applicable only to K.R.S. Corporation) not exceeding the average remaining years of service of employees when such liabilities occur.

Actuarial differences for each business term are treated as expenses from the next business term, based on the straight-line method for a specific period of years (12 years, but 10 to 13 years applicable only to K.R.S. Corporation) not exceeding the average remaining years of service of employees when such differences occur. For the business term under review, such actuarial differences are treated as prepaid pension expense.

The employee retirement benefits systems of the Company and subsidiaries consist of a defined benefit pension plan (fund type and bylaw type) and a retirement lump-sum grants system.

(Additional information)

On September 14, 2004, the Company and some of its subsidiaries obtained the permission of the exemption of the prior payment obligations regarding the entrusted government's portion of retirement benefit obligations to the employee pension fund under the Defined Contribution Pension Law (promulgated on June 15, 2001) from the Minister of Health, Labour and Welfare and returned the minimum liability reserve of ¥13,623 million to the government on October 7, 2004.

The effect on income for the business term under review is recorded as an extraordinary income, accounting for ¥610 million.

e) Reserve for officers' retirement allowances

Reserve for officers' retirement allowances is fully accrued, if all Directors and Statutory Auditors terminate their services with the Company at year-end.

(4) Treatment of deferred assets

The equal amortization period of bond discounts is seven years and that of business commencement costs is five years, which is the maximum amortization period regulated by the Regulations to Enforce the Commercial Code of Japan.

(5) Accounting treatment of significant lease transactions

With regard to the treatment of financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, the method for regular lease transactions applies.

(6) Significant hedge accounting

a) Deferral hedge is adopted in hedge accounting. Designation transactions are applied to debts and credits in foreign currencies which conform to the requirements of hedge accounting.
b) Hedge instruments are forward exchange contracts.
c) Hedge items are purchase transactions in foreign currencies.
d) The Company enters into forward exchange contracts to hedge risks from fluctuations in foreign exchange rates and never makes use of them for the purpose of speculative transactions.

e) Assessment of the effectiveness of hedge accounting
Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed and assessed.

(7) Evaluation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are evaluated by the full-scale mark-to-market method.

(8) Amortization of consolidation adjustment accounts

Insignificant consolidation adjustment accounts are treated as an income or loss upon occurrence. Significant consolidation adjustment accounts are amortized equally for five years.

(9) Other important matters forming the basis of preparation of consolidated financial statements

Consumption taxes are treated on a net-of-tax basis.

III. Notes to consolidated balance sheet

	(millions of yen)
1. Contingent liabilities	
Guarantee obligations	1,072
2. Pledged assets	
The amount of pledged assets (book value)	
Time deposits	150
Tangible fixed assets	12,757
Total	12,907

IV. Note to consolidated statement of income

Net income per share: ¥45.18

(For reference)

CONSOLIDATED SURPLUS STATEMENT

(From December 1, 2003 to November 30, 2004)

(millions of yen)

(Capital surplus)		
Capital surplus at beginning of the year		29,418
Capital surplus at end of the year		29,418
(Earned surplus)		
Earned surplus at beginning of the year		70,833
Increase of earned surplus		
Net income	7,006	
Gain resulting from merger of consolidated subsidiary	85	7,092
Decrease of earned surplus		
Cash dividends	1,838	
Officers' bonuses	100	1,939
Earned surplus at the end of the year		**75,985**

CONSOLIDATED STATEMENT OF CASH FLOWS (Extract)

(From December 1, 2003 to November 30, 2004)

(millions of yen)

Content	Amount
Cash flows from operating activities	17,377
Cash flows from investing activities	(12,806)
Cash flows from financing activities	(8,109)
Effects of exchange rate changes on cash and cash equivalents	(6)
Increase (decrease) in cash and cash equivalents	(3,545)
Cash and cash equivalents at beginning of the year	19,868
Increase in cash and cash equivalents resulting from merger of consolidated subsidiary	128
Cash and cash equivalents at end of the year	16,451

Copy of Account Auditors' Audit Report relating to consolidated statement of account

INDEPENDENT AUDITORS' AUDIT REPORT

January 8, 2005

To: The Board of Directors
Q. P. Corporation

Shin Nihon & Co.

By Keiji Kitabayashi (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Hidenori Takahashi (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Keisuke Takemoto (seal)
Certified Public Accountant
Participating Partner

In accordance with the provision of Article 19-2, paragraph 3 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations of Japan, we, the oversigned auditing firm, audited the consolidated financial statements, or consolidated balance sheet and consolidated statement of income for the 92nd business term of Q. P. Corporation (the "Company"), covering the period from December 1, 2003 to November 30, 2004. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries or consolidated subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion that such consolidated financial statements fairly present the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries in accordance with laws, ordinances and the Articles of Incorporation;

There is no such relation of interests between the Company and the oversigned auditing firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Copy of Audit Report of the Board of Statutory Auditors relating to the consolidated financial statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the 92nd business term from December 1, 2003 to November 30, 2004, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, received from Directors, etc. and the Company's Account Auditors reports and explanations on, and audited, the consolidated financial statements.

2. Results of Audit:

We are of the opinion that the method and results of the audit made by the Company's Account Auditors, Shin Nihon & Co., are proper.

January 11, 2005

Board of Statutory Auditors
Q.P. Corporation

Osamu Muranaka (seal)
Statutory Auditor (Full-time)

Yasuo Hiraguri (seal)
Statutory Auditor (Full-time)

Kazuo Kawakami (seal)
Statutory Auditor

Shunichiro Ishiguro (seal)
Statutory Auditor

Yoji Wakui (seal)
Statutory Auditor

(Note) Statutory Auditors Kazuo Kawakami, Shunichiro Ishiguro and Yoji Wakui are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations" of Japan.

BALANCE SHEET
(As of November 30, 2004)

	(millions of yen)
ASSETS:	
Current assets:	84,430
Cash and deposits	10,832
Trade notes receivable	663
Trade accounts receivable	35,395
Merchandise	2,700
Finished goods	2,988
Raw materials	1,925
Work-in-process and supplies	520
Short-term loans receivable	25,568
Deferred tax assets	660
Other current assets	3,386
Allowance for doubtful accounts	(212)
Fixed assets:	104,342
Tangible fixed assets:	61,249
Buildings	24,630
Structures	1,968
Machinery and equipment	16,881
Transportation equipment	3
Tools, furniture and fixtures	627
Land	15,822
Construction in progress	1,314
Intangible fixed assets:	1,533
Telephone subscription rights	87
Software	1,344
Other intangible fixed assets	101
Investments and other assets:	41,559
Investment securities	20,456
Capital stocks and investments in subsidiaries	14,453
Long-term loans receivable	60
Prepaid pension expense	3,834
Long-term prepaid expenses	382
Leasehold deposits	1,503
Other investments and other assets	1,483
Allowance for doubtful accounts	(613)
TOTAL ASSETS:	188,772

	(millions of yen)
LIABILITIES:	
Current liabilities:	**59,447**
Trade accounts payable	22,206
Short-term borrowings	4,905
Current portion of convertible bonds	18,629
Accounts payable - other	8,075
Corporate taxes, etc. payable	474
Accrued expenses	3,178
Reserve for sales rebates	968
Reserve for bonuses	245
Other current liabilities	764
Long-term liabilities:	**14,312**
Long-term borrowings	4,576
Reserve for officers' retirement allowances	948
Deferred tax liabilities	1,859
Guarantee money received	6,881
Other long-term liabilities	47
TOTAL LIABILITIES:	73,760
SHAREHOLDERS' EQUITY:	
Capital stock	**24,104**
Capital surplus:	**29,418**
Capital reserve	29,418
Earned surplus:	**62,299**
Earned surplus reserve	3,115
Voluntary reserve	54,447
Reserve for special depreciation	61
Reserve for deferred tax on replacement assets	2,126
Reserve for special account of deferred tax on replacement assets	59
General reserve	52,200
Unappropriated retained earnings	4,736
Revaluation difference of stocks	1,484
Treasury stock	(2,294)
TOTAL SHAREHOLDERS' EQUITY:	115,012
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:	188,772

STATEMENT OF INCOME

(For the period from December 1, 2003 to November 30, 2004)

	(millions of yen)
ORDINARY INCOME AND EXPENSES:	
Operating income and expenses:	
Net sales	230,110
Cost of sales	158,229
Gross profit:	**71,880**
Selling, general and administrative expenses	64,607
Operating income	**7,273**
Non-operating income and expenses:	
Non-operating income:	
Interest income and dividends received	861
Others	224
Non-operating expenses:	
Interest expenses	279
Others	416
Ordinary income	**7,663**
EXTRAORDINARY INCOME AND LOSSES:	
Extraordinary income:	
Gain on sale of capital stocks in subsidiaries	409
Gain on sale of investment securities	153
Others	447
Extraordinary losses:	
Losses on disposition of fixed assets	295
Revaluation losses of capital stocks in subsidiaries	152
Others	537
Income before income taxes	**7,689**
Corporate, municipality and enterprise taxes	1,805
Adjustment to corporate taxes, etc.	1,354
Net income	**4,529**
Unappropriated retained earnings carried forward from the previous term	1,126
Interim dividends	919
Unappropriated retained earnings	**4,736**

(Notes)

I. Amounts are stated by disregarding any fractions of ¥1 million.

II. Significant accounting policies:

1. Basis and method of valuation of marketable securities:

(1) Capital stocks of subsidiaries and affiliated companies:

At cost, determined by the moving average method

(2) Other securities:

Those with market value:	At market value, determined by market prices, etc. as of the closing of the business term (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)
Those without market value:	At cost, determined by the moving average method

2. Basis and method of valuation of derivatives:

At market value.

Hedge accounting is applicable to hedge transactions.

3. Inventories:

(1) Basis of valuation:

Merchandise, finished goods, raw materials, work-in-process and supplies are valued at cost.

(2) Method of valuation:

Merchandise, finished goods (excluding those mentioned below), raw materials, work-in-process and supplies are valued by the monthly moving average method.

Certain co-products are valued by the retail inventory periodic average method.

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets

Tangible fixed assets, other than those described below, are depreciated using the declining-balance method.

The buildings (excluding the improvements thereof) acquired on or after April 1, 1998 are depreciated using the straight-line method. The bases for periods of useful life and residual values are identical with those stipulated in the Corporate Tax Law of Japan.

(2) Intangible fixed assets are depreciated using the straight-line method. The bases for periods of useful life are identical with those stipulated in the Corporate Tax Law of Japan.

Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(3) Long-term prepaid expenses are depreciated using the straight-line method.

5. Accounting for allowances:

(1) Allowance for doubtful accounts

To provide for losses arising from debts becoming uncollectable, the Company sets aside an estimated uncollectable amount, by taking into consideration the possible credit loss rate in the future based on the actual loss rate in respect of general credits, and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

(2) Reserve for sales rebates

To provide for payments for sales rebates to be incurred during each business term, a reserve for sales rebates is provided based on an accrual basis in accordance with the Company's policy (rate of the estimated payments for sales rebates to sales).

(3) Reserve for bonuses

To provide for the payment of bonuses to employees, a reserve for bonuses is provided with the maximum amount allowed by the tax regulations based on the specific computation period.

(4) Reserve for employee retirement benefits

To meet the payment of retirement benefits to employees, the Company provides an amount accruing for the current business term, based on estimated retirement benefit obligations and plan assets as of the close of the said business term.

Prior year service liabilities for each business term are treated as expenses from the relevant business term, based on the straight-line method for a specific period of years (12 years) not exceeding the average remaining years of service of employees when such liabilities occur.

Actuarial differences for each business term are treated as expenses from the next business term, based on the straight-line method for a specific period of years (12 years) not exceeding the average remaining years of service of employees when such differences occur. For the business term under review, such actuarial differences are treated as prepaid pension expense.

The Company has adopted a defined benefit pension plan (fund type and bylaw type) as its employee retirement benefits system.

(Additional information)

On September 14, 2004, the Company obtained the permission of the exemption of the prior payment obligations regarding the entrusted government's portion of retirement benefit obligations to the employee pension fund under the Defined Contribution Pension Law (promulgated on June 15, 2001) from the Minister of Health, Labour and Welfare and returned the minimum liability reserve of ¥9,212 million to the government on October 7, 2004.

The effect on income for the business term under review is recorded as an extraordinary income, accounting for ¥412 million.

(5) Reserve for officers' retirement allowances (which is a reserve defined under Article 43 of the Regulations to Enforce the Commercial Code of Japan)

Reserve for officers' retirement allowances is fully accrued, if all Directors and Statutory Auditors terminate their services with the Company at year-end.

6. Accounting treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, the method for regular lease transactions applies.

7. Other important matters forming the basis of preparation of financial statements:

Consumption taxes are treated on a net-of-tax basis.

III. Notes to the balance sheet:

1.	Short-term accounts receivable from subsidiaries:	¥29,724 million
2.	Long-term accounts receivable from subsidiaries:	¥43 million
3.	Short-term accounts payable to subsidiaries:	¥5,039 million
4.	Long-term accounts payable to subsidiaries:	¥6,109 million
5.	Accumulated depreciation of tangible fixed assets:	¥91,594 million

6. Significant lease assets:

Besides fixed assets included in the balance sheet, information-related peripherals and Transportation equipment for the Company's business and other transportation equipment are used under lease contracts.

7.	Number of shares of treasury stock:	2,264,343 shares
8.	Contingent liabilities:	
	Guarantee obligations:	¥2,907 million
9.	Revaluation difference that increased net assets as provided for in Article 124, item 3 of the Regulations to Enforce the Commercial Code of Japan:	
	Revaluation difference of stocks:	¥1,484 million

IV. Notes to the statement of income:

1.	Operating income from subsidiaries:	¥20,881 million
2.	Operating expenses to subsidiaries:	¥52,886 million
3.	Amount of transactions other than operating transactions with subsidiaries:	¥559 million
4.	Net income per share:	¥29.27

(Attached document relating to Proposition No. 1)

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings	**4,736,902,712**
Reversal of voluntary reserve	**38,429,023**
Reversal of reserve for special depreciation	18,222,400
Reversal of reserve for deferred tax on replacement assets	20,206,623
Total	**4,775,331,735**
Appropriation of retained earnings	**3,623,554,340**
Cash dividends	1,072,401,204
(Ordinary dividend: ¥6 per share)	(919,201,032)
(Commemorative dividend in celebration of the 85th anniversary of the Company's foundation: ¥1 per share)	(153,200,172)
Officers' bonuses	44,546,000
(including Statutory Auditors' bonuses)	(6,131,000)
Reserve for special depreciation	6,607,136
General reserve	2,500,000,000
Unappropriated retained earnings to be carried forward to the next term	**1,151,777,395**

(Notes)
1. The Company paid interim dividends of ¥919,230,774 (¥6 per share) on August 3, 2004.
2. Reserve for special depreciation and reserve for deferred tax on replacement assets are accounted for in accordance with the provisions of the Corporate Tax Law and the Special Taxation Measures Law of Japan.
3. Dividends are calculated by excluding 2,264,343 shares of treasury stock.

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

January 8, 2005

To: The Board of Directors
Q. P. Corporation

Shin Nihon & Co.

By Keiji Kitabayashi (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Hidenori Takahashi (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Keisuke Takemoto (seal)
Certified Public Accountant
Participating Partner

In accordance with the provision of Article 2, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 92nd business term of Q. P. Corporation (the "Company"), covering the period from December 1, 2003 to November 30, 2004. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the accounting books of the Company. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income fairly present the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and the oversigned auditing firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 92nd business term from December 1, 2003 to November 30, 2004, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company, requested any of its subsidiaries to render reports on the business operations and whenever necessary, visited any of its subsidiaries to investigate the state of activities and property. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the financial statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, also required the Directors, etc. to report and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of Audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, Shin Nihon & Co., are proper;

(2) That the business report fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including those with respect to any of the subsidiaries of the Company, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists to be pointed out.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

January 11, 2005

Board of Statutory Auditors
Q.P. Corporation

Osamu Muranaka (seal)
Statutory Auditor (Full-time)

Yasuo Hiraguri (seal)
Statutory Auditor (Full-time)

Kazuo Kawakami (seal)
Statutory Auditor

Shunichiro Ishiguro (seal)
Statutory Auditor

Yoji Wakui (seal)
Statutory Auditor

(Note) Statutory Auditors Kazuo Kawakami, Shunichiro Ishiguro and Yoji Wakui are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations" of Japan.

INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

1. Total number of voting rights held by all the shareholders:

   1,529,135 voting rights

2. Information relating to propositions:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 92nd business term.

Management proposes to pay an ordinary dividend of ¥6 per share, plus a commemorative dividend of ¥1 per share.

The Company has already paid an interim dividend of ¥6 per share. As a result, the annual dividend will amount to ¥13 per share.

Proposition No.2: Election of 13 Directors.

Proposition No.3: Granting of retirement gratuities to the retired and retiring Directors and the retiring Statutory Auditor.

(Translation omitted)

- END -